
05007871

5/13

82- SUBMISSIONS FACING SHEET


Follow-Up
Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Varitronix Int'l Ltd

*CURRENT ADDRESS

**FORMER NAME

PROCESSED
MAY 17 2005
THOMSON
FINANCIAL

**NEW ADDRESS

FILE NO. 82- 3820 FISCAL YEAR 12-31-04

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dw

DAT : 5/16/05



VARITRONIX INTERNATIONAL LIMITED

82-3820

ARS
12-31-04


07:10
VARITRONIX
FILM LCD

ANNUAL REPORT

CONTENTS

BOARD OF DIRECTORS

Dr Chang Chu Cheng, *Chairman*
Tsoi Tong Hoo, Tony
Dr Yan Sze Kwan
Chung Shun Ming
Kwok Siu Kwan
Ho Te Hwai, Cecil
Professor Kao Kuen, Charles*
Lui Chi Shing, Anthony*
Dr Lo Wing Yan, William*
Yuen Kin*
Hou Ziqiang*

* *Independent Non-Executive Directors*

SECRETARY

Ho Te Hwai, Cecil

SOLICITORS

Chiu & Partners

AUDITORS

KPMG

BANKERS

HSBC Private Bank (Suisse) SA
Citibank, N.A.
Standard Chartered Bank
Shanghai Commercial Bank Limited

REGISTERED OFFICE

Clarendon House
Church Street
Hamilton HM11
Bermuda

HEAD OFFICE AND PRINCIPAL PLACE OF BUSINESS

22 Chun Cheong Street
Tseung Kwan O Industrial Estate
Tseung Kwan O
Hong Kong

PRINCIPAL REGISTRAR

Butterfield Corporate Services Limited
Rosebank Centre
14 Bermudiana Road
Hamilton
Bermuda

HONG KONG BRANCH SHARES REGISTRAR

Computershare Hong Kong Investor Services Limited
Shops 1712-16, 17th Floor, Hopewell Centre
183 Queen's Road East
Hong Kong

ADR DEPOSITARY

The Bank of New York
American Depositary Receipts
101 Barclay Street, 22W
New York, NY 10286
USA

WEB SITE

http://www.varitronix.com

Geographic Destination for Products


2003
2004

	2004	2003
Hong Kong and PRC	**46.9%**	33.1%
Rest of Asia	**14.9%**	12.8%
North America	**4.4%**	7.4%
United Kingdom	**5.0%**	7.5%
Germany	**7.3%**	9.9%
France	**6.3%**	9.5%
Other European countries	**12.9%**	18.9%
Others	**2.3%**	0.9%
Total	**100%**	100%

Turnover/Profit Attributable to Shareholders


HK$ million
2,200
2,000
1,800
1,600
1,400
1,200
1,000
800
600
400
200
0
1,255
200
1,042
43
1,086
118
1,275
151
2,006
193
2000
2001
2002
2003
2004

Turnover / Profit attributable to shareholders

Share Price Movement (1 July 1991 - 31 March 2005)


HK$
25
20
15
10
5
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
High-Low
25-Mav
200-Mav

BUSINESS REVIEW

Review of operations

2004 was a year marked with achievements for Varitronix. The Group recorded significant growth in business and advanced in aspects including market diversification, boosting our product portfolio, shipment of new products and R&D.

For the year ended 31 December 2004, the Group's turnover surged 57% to HK$2,006 million, compared with HK$1,275 million in 2003. Profit attributable to shareholders reached HK$193 million, representing an increase of 28% from HK$151 million last year, while basic earnings per share were HK62 cents (2003: HK49 cents). We also maintained a sound financial position with liquid portfolio of HK$820 million as at 31 December 2004.

The Group accomplished a diversified revenue mix during the year under review. On top of achieving robust sales growth in telecommunication products in the PRC, we also recorded satisfactory growth in the consumer, industrial and automotive sectors, enabling us to maintain a balanced portfolio and geographically diversified.

The Hong Kong and PRC market performed exceptionally well. Turnover from it grew a significant 123% to HK$941 million, surpassing Europe to become our largest market, accounting for 47% of our total turnover. It was mainly the strong demand for LCD displays in handsets in the PRC market fuelled the growth. Led by Korea, a fast-growing market for personal digital entertainment products, the rest of the Asian market also expanded and contributed 15% of our total turnover. Europe, which accounted for 32% of the Group total turnover, remained as our major market for automotive and industrial products which have higher margins. North America accounted for the remaining 4%.

In terms of product segments, we are pleased to report a remarkable growth in the telecommunication sector. Recently, with the price gap between CSTN-LCD and TFT-LCD narrowing, the latter has been gaining popularity in the market. And the Group shipped substantial amounts of TFT-LCD for handsets during the year. Our TFT-LCD assembly business also contributed to our growth in revenue.

At our persistent investment in the automotive sector, we secured solid businesses from clients who sell international renowned automotive brands and established a strong foothold in Europe. Our quality products not only meet the strict requirements on safety and reliability of this industry, but also won for us the TS 16949 accreditation, facilitating our further expansion of this business sector and also the introduction of automotive products to the Asian market. Additionally, also performed well, our industrial/consumer sector recorded double digit growth during the year. We have been focusing our efforts on expanding this sector by tailoring LCD products to meet specific customer requirements, thus has been able to enjoy higher profit margins. Our display solutions are well received by our Korean customers, adding to the growth momentum of the industrial/consumer sector.

The Group continues to expand its technology roadmap. Our effort in R&D assured our ability to deliver high quality LCD display colour solution to clients. During the year, we continued to develop innovative LCD products, such as micro-displays, zenithal bistable cholesteric displays, flexible displays and full colour OLED, enriching our product offerings and consolidating our leading position in the industry.

During the year, the average utilization rate of our production facilities remained high. Armed with the finest equipment and machinery, our Heyuan production complex has been running smoothly since it commenced operation in late 2003. Benefiting from economies of scale, the Group has improved operation yields and efficiency, and maintained gratifying profit margins.



PROSPECTS

Looking ahead to 2005, we believe it will be another prosperous year for the LCD industry. All our different business sectors, especially telecommunications and industrial/consumer, are registering good order flows. We will further strengthen our geographical diversification. Hong Kong and the PRC will continue to be our most substantial market where we see immense growth potential yet to be exploited, followed by Europe and other Asian markets. We will also strive to further penetrate the Korean market, where demands for personal digital entertainment systems and automotive products are booming.



USB pen drive with BCD —
by courtesy of Carry Computer Eng. Co., Ltd.

The telecommunications market continues to be a growth driver. With colour displays fast replacing monochrome ones, we will expand product portfolio to include more colour solutions featuring different viewing sizes and features, etc. This will allow us to capture the most market opportunities while providing customers with comprehensive choices that meet their diverse requirements. In addition, we are confident that the narrowing cost differential between CSTN-LCD and TFT-LCD will translate into a robust increase in the sales of our TFT-LCD display.



ISTN Display

Adhering to our established technology roadmap, we will continue our commitment to the research and development of next generation display solutions – "Zero Power" displays and micro-displays. We are also stepping up the development of full colour OLED and are keeping our eyes on the right opportunities to invest in other OLED manufacturers in Asia. Such investments will not only allow us to quickly enhance our access to and reach in the OLED market, but will also ensure we have the all-round capabilities to provide multiple solutions to fulfill different technology attributes.

Based on the current order situation and barring unforeseen circumstances, the Group expects to continue delivering encouraging performances in the coming year.

Last but not least, we are delighted to have Mr. Tony Tsoi Tong Hoo join us as our Chief Executive Officer. We believe with Mr. Tsoi's management and finance experience and insights, the Group will have greater success yet in exploring new areas for expansion and further developing our LCD and OLED businesses, and hence be able to deliver better returns to our shareholders.

Finally, on behalf of the directors, I would like to thank our staff for their dedication and efforts in the past year. I would also like to thank our customers, suppliers and shareholders for their continuous support.

Dr C. C. Chang
Chairman

Hong Kong, 18 April 2005

The Group's performance was discussed in detail in the Chairman's Statement. This part intends to offer further information not mentioned in the Chairman's Statement.

CASH FLOWS

In the year under review, the Group's net cash inflow amounted to HK$132 million notwithstanding that a total amount of HK$84 million was paid for capital expenditures. These capital expenditures related mainly to the acquisition of plant, machinery, tools and equipment for our new Heyuan production complex.

Cash generated from operations was HK$149 million, a decrease of HK$119 million as compared with that of 2003. The change resulted mainly from the rise of the total amount of trade and other receivables.

Net cash from investing activities increased to HK$57 million compared to net cash used in investing activities HK$53 million in 2003. The increase was due to the increase in proceeds from disposal of non-trading securities and a fall of payment for purchase of fixed assets and patent rights.

Net cash used in financing activities decreased to HK$58 million in 2004 from HK$104 million in 2003 because less dividends were paid during the year.

FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES

The Group maintains a strong financial position. As at 31 December 2004, the total shareholders' equity of the Group was HK$1.6 billion. The Group's current ratio, being the proportion of total current assets against total liabilities, was 2.73 as at 31 December 2004 (2003 : 2.92).

At the year end, the Group held a liquid portfolio of HK$820 million (2003: HK$819 million) of which HK$669 million (2003: HK$549 million) was in cash and cash equivalents and HK$151 million (2003: HK$270 million) in securities. The unsecured interest-bearing bank loans and overdrafts increased to HK$99 million (2003: HK$86 million).

The Group's inventory turnover ratio for the year was 7.3 times (2003 : 5.9 times). Debtor turnover for the year was 91.2 days (2003 : 71.4 days). The return on assets for the year rose to 12.4% satisfactorily (2003 : 10.6%).

EMPLOYEES AND REMUNERATION POLICIES

As at 31 December 2004, the Group employed approximately 4,510 persons around the world, of whom approximately 511 were in Hong Kong, 3,582 in PRC and 417 overseas. The Group remunerates its employees based on their performance, experience and prevailing industry practice. The Group operates an employee share option scheme and provides rent-free quarters to its employees in the PRC.

CONTINGENT LIABILITIES

Details of contingent liabilities are set out in note 29 on the financial statements.

FOREIGN CURRENCY EXPOSURE

The Group continues to conduct most of its business in US dollar or HK dollar. That, together with a policy of keeping the majority of our assets also in these currencies, ensures that our exposure to exchange rate fluctuations is minimal.

1. *CUSTOMERS AND SUPPLIERS*

The information in respect of the Group's turnover and purchases attributable to the major customers and suppliers during the financial year ended 31 December 2004 is as follows:

(a) Major customers

	Percentage of the Group's total turnover
The largest customer	10%
Five largest customers in aggregate	41%

(b) Major suppliers

	Percentage of the Group's total purchases
The largest supplier	14%
Five largest suppliers in aggregate	53%

At no time during the year did the Directors, their associates or any shareholder of the Company (which to the knowledge of the Directors owned more than 5% of the Company's share capital) have any beneficial interests in these major customers and suppliers.

2. *FINANCIAL REVIEW*

The principal income of the Group for the year ended 31 December 2004 is derived mainly from sales of Liquid Crystal Displays and Liquid Crystal Display Modules. Turnover for the year was HK$2,006,331,000 which is an increase of 57% over the previous year. The operating profit was HK$249,169,000. The profit attributable to shareholders amounted to HK$192,712,000, which represents an increase of 27% over the previous year.

There was a net cash inflow during 2004. Cash and deposits with banks and other financial institutions less bank overdrafts at 31 December 2004 totalled HK$669,394,000.

3. *DETAILS OF DIRECTORS*

Dr Chang Chu Cheng, 61, is the Chairman of the Group. He gained his doctorate in Solid State Electronics from the University of Manchester Institute of Science & Technology in 1969 and lectured in Physics and Electronics at the Chinese University of Hong Kong prior to co-founding Varitronix in 1978 with other fellow directors. He presently serves as a Non-Executive Director of SAS Dragon Holdings Limited and Fujikon Industrial Holdings Limited which are both listed on The Stock Exchange of Hong Kong Limited ("the Stock Exchange"). He is also currently a member of TDC Electronics/ Electrical Appliances Industry Advisory Committee, an Honorary Advisor of Hong Kong Critical Components Manufacturers Association and an honorary Chairman of Hong Kong Photographic and Optics Manufacturers Association.

3. *DETAILS OF DIRECTORS (continued)*

Tsoi Tong Hoo, Tony, 40, was appointed as an Executive Director and the Chief Executive Officer of the Company on 14 March 2005. Mr Tsoi graduated from the Ivey Business School of the University of Western Ontario, Canada with an Honors Business Administration degree. He has been a Chartered Financial Analyst since 1989, and has extensive experience in investment banking and corporate management. Mr. Tsoi is a member of Dual Filing Advisory Group of the Securities and Futures Commission, and a member of the Listing Committees of the GEM and Main Boards of the Stock Exchange. Mr. Tsoi was an Executive Director of Universal Holdings Limited, a company listed on the Stock Exchange, and has been re-designated to Non-executive Director as of 14 March 2005.

Dr Yan Sze Kwan, 61, is a Director of the Company with responsibility for overlooking operations and plant expansion. He has a Ph.D. in Physics from Massachusetts Institute of Technology and a postdoctoral from Wesleyan University, USA. From 1978 to 1987 he lectured firstly at Baptist College and subsequently at Hong Kong Polytechnic. Dr. Yan has been a Director since 1978 and subsequently became an Operations Manager of Varitronix in 1987.

Chung Shun Ming, 58, is a Director of the Company and Varitronix Limited, the main production arm of the Group, responsible for production planning and marketing. He holds a B.Sc. in Electrical Engineering from the University of California, Berkeley. From 1970 to 1978 he worked for Tai Wo Electronics Co. before joining Varitronix in 1978.

Kwok Siu Kwan, 53, is a Director of the Company responsible for technical development. He graduated from Hong Kong University and subsequently gained an M.Phil in Electronics at the Chinese University of Hong Kong. He worked for Microelectronics Ltd. and Ampex Ferrotec Ltd. before joining Varitronix in 1979.

Ho Te Hwai, Cecil, 44, was appointed as an Executive Director and the Company Secretary of the Company on 14 March 2005. Mr Ho holds a Bachelor of Commerce degree from the University of British Columbia, Canada. He is a member of the Institute of Chartered Accountants of Canada and Hong Kong Institute of Certified Public Accountants. He is currently the Group Financial Controller of Universal Holdings Limited and the Company Secretary of DVN Holdings Limited, both companies listed on the Stock Exchange.

In the last 3 years, he had been an Executive Director of Huabao International Holdings Limited from 21 June 2002 to 17 April 2004 and its Company Secretary from 9 July 2002 to 29 March 2004. Mr. Ho had also been an independent non-executive director and an audit committee member of Leadership Publishing Group Limited from 25 February 2003 to 2 March 2004.

Professor Kao Kuen, Charles, 71, has been an Independent Non-Executive Director of the Company since 1991. He is a member of the Audit Committee of the Company. He was the former Vice-Chancellor of the Chinese University of Hong Kong (October 87 – July 96). He gained a Ph.D. from the University of London and is a world renowned expert in telecommunications and fibre optics. Since his retirement from the University in 1996, he has become a consultant. He is the Chairman and CEO of his consulting company, ITX Services Limited.

3. DETAILS OF DIRECTORS *(continued)*

Lui Chi Shing, Anthony, 59, has been an Independent Non-Executive Director of the Company since 1991. He is the Chairman of the Audit Committee of the Company. He is a Fellow of the Institute of Chartered Accountants in England and Wales, an Associate Member of the Chartered Institute of Taxation and an Associate Member of the Hong Kong Institute of Certified Public Accountants. He has been practising as an accountant in Hong Kong for 25 years and is the sole proprietor of the firm Milne Ross (Certified Public Accountants).

Dr Lo Wing Yan, William, 44, was appointed as an Independent Non-Executive Director of the Company effective 22 July 2004. He is a member of the Audit Committee of the Company. Dr Lo holds a M Phil Degree in Molecular Pharmacology and a PhD degree in Genetic Engineering, both from Cambridge University. He is currently an executive director and vice-president of China Unicom Limited which is listed on both the Stock Exchange and the New York Stock Exchange ("the NYSE"). He is also the independent non-executive director of Nam Tai Electronics, Inc., which is listed on the NYSE, and independent non-executive director of a number of companies listed on the Stock Exchange including Softbank Investment International (Strategic) Limited, Capital Publications Limited, Ocean Grand Chemicals Holdings Limited, Superdata Software Holdings Limited and I.T. Limited, and a non-executive director of Panorama International Holdings Limited, which is also listed on the Stock Exchange. Dr. Lo is very active in the education sector of which he is an Adjunct Professor of The School of Business, Hong Kong Baptist University as well as a Governor of a newly established independent school the ISF Academy. In 1999, he was appointed as a Justice of the Peace. In 2003, he was appointed as Committee Member of Shantou People's Political Consultative Conference.

Yuen Kin, 49, was appointed as an Independent Non-executive Director of the Company on 14 March 2005. Mr. Yuen holds a Master of Business Administration degree from the University of Toronto, Canada. He is a Chartered Accountant in Canada and is a FCPA in Hong Kong and FCCA in the United Kingdom. He has over 25 years in Finance and Accounting and had held several senior management positions in different listed corporations in Hong Kong.

Mr. Yuen is an Independent Non-executive Director of Universal Holdings Limited and was an Executive Director and the Chief Financial Officer of The Grande Group Holdings Limited, a leading electronics manufacturer in Asia for 12 years until February 2004 and the Independent Non-executive director of Maxx Bioscience Holdings Limited from April 2002 to February 2004. All the abovementioned companies are listed on the main board of the Stock Exchange.

Hou Ziqiang, 67, was appointed as an Independent Non-executive Director of the Company on 14 March 2005. Mr Hou is an Independent Non-executive Director of China Netcom Group Corporation (Hong Kong) Limited and was a Non-executive of EZCOM Holdings Limited, both company are listed on the Stock Exchange. From 1993 to 1997, Mr. Hou was Director of Institute of Acoustics of the Chinese Academy of Sciences. From 1988 to 1993, Mr. Hou was Secretary General of the Chinese Academy of Sciences. Mr. Hou graduated from Peking University in 1958 with a bachelor degree in physics.



4. SENIOR MANAGEMENT'S PROFILES

The management executives of the Company during the financial year were as follows:

Hong Kong and China

Sok Lee Lim	Chief Operations Officer
Patrick Pun	Financial Controller
Dr Y.K. Fung	Project Manager
K.P. Ho	Technical Manager/LCM R&D
Amy Hsu	Human Resources Manager

Malaysia

Dr Tom S.K. Seah	Chief Executive Officer, Varitronix (Malaysia) Sdn. Bhd.
Peter T.H. Chang	General Manager, Varitronix (Malaysia) Sdn. Bhd.

The details of the management executives are as follows:

Sok Lee Lim, 41, is the Chief Operations Officer. She is responsible for overall manufacturing, quality, design and process engineering. She graduated from French Singapore Institute with a Diploma in Electronics Engineering. She has over 13 years of experience in the LCD and LCM industry involved in Design, Marketing, Production and Materia Control and Purchasing before joining the Group in 1999.

Patrick Pun, 44, is the Financial Controller responsible for overall finance matters of the Group. Mr. Pun is a Chartered Management Accountant in U.K. and a Fellow of the Hong Kong Society of Accountants. Mr. Pun has over 15 years working experience with several multinational companies before joining the Group in 1997. Presently he is a member of Committee on Technologist Training of the Vocational Training Council.

Dr Y.K. Fung, 50, is a Project Manager of Varitronix Limited. After graduating from Ottawa University with a B.A.Sc. in Electrical Engineering in 1981, he worked for many years in the LCD industry both in this region and in the U.S.. Before joining the Group in 1995, he was with Kent States University from 1989 to 1994 working for his master and doctorate degrees in Physics.

K.P. Ho, 58, graduated from Hong Kong Polytechnic in 1973 with a Higher Certificate in Electrical Engineering and joined the Group in 1982. He is responsible for research and development of LCM products.

Amy Hsu, 50, is the Human Resources Manager of Varitronix Limited. She has over 20 years of extensive experience in all aspects of human resources management from diversified fields and with several multi-national companies working in HK, PRC, Canada & Taiwan before joining the Group in 2000. She graduated from Kingston University in UK and has been certified as HR Professional of Ontario (CHRP), MIPM in UK. She is also a member of various distinguished professional bodies such as Business British Graduate Society (UK), HK Society of Training & Development and Institute of Human Resources Management in HK.

4. *SENIOR MANAGEMENT'S PROFILES (continued)*

Dr Tom S.K. Seah, 55, is the Chief Executive Officer and a Director of Varitronix (Malaysia) Sdn. Bhd.. Immediately after he gained his doctorate in Theoretical Physics from University of North Carolina in 1975, he did his military service as an Artillary Officer in the Singapore Armed Forces until 1978. He then joined Printed Circuits International Ltd. (Singapore) as Project Engineer and left in 1981 as Product Director responsible for the entire LCD Division. From 1981 till 1996, he held various positions in Donnelly Corporation (USA) as Applied Research Manager, Technical Director and finally General Manager of a subsidiary of Donnelly in Yantai of China. He joined Varitronix (Malaysia) Sdn. Bhd. in July 1996.

Peter T.H. Chang, 55, is the General Manager of Varitronix (Malaysia) Sdn. Bhd.. He graduated from the University of Birmingham in 1975 with an M.Sc. and worked for National Semiconductor Corp. for three years as a QA Engineering Manager followed by working as General Manager in several other corporations in Malaysia. He joined Varitronix in 1992.

5. *STAFF RETIREMENT SCHEMES*

A subsidiary of the Company, Varitronix Limited, operates a defined contribution retirement scheme, whose assets are separate from the Group. The scheme is formally established under trust and is approved by the Inland Revenue Department under Section 87A of the Inland Revenue Ordinance. Both the employer and the employee are required to contribute 5% of the employee's basic monthly salary to the scheme.

The total retirement scheme cost charged to the Income Statement for the year was HK$6,993,000 (2003: HK$6,580,000). Charges to administer the scheme are deducted from the employer's contributions. Forfeited contributions are used by the employer to offset against future contributions. The amount so utilised during the year was HK$201,000 (2003: HK$136,000).

With effect from 1 December 2000, the Group also operates a MPF Scheme which was compulsory as enforced by The Mandatory Provident Fund Schemes Authority of Hong Kong. The existing retirement scheme is a Top-Up ORSO scheme. The MPF Scheme is a defined contribution retirement benefit scheme administrated by independent trustees. The employer and the employee have to contribute in total an amount equal to 10% of the relevant income of the employee to the MPF Scheme. Contributions from employer are 100% vested in the employees accounts as soon as they are paid to the relevant MPF Scheme but all benefits derived from the mandatory contributions must be preserved until the employee reaches the retirement age of 65 subject to a few exceptions. The vesting for retirement scheme will remain unchanged.

Varitronix (Malaysia) Sdn. Bhd. operates a staff provident fund scheme under the Employees Provident Fund Act 1951. The employer and employee are required to contribute a certain percentage of the employee's basic monthly salary according to the Act. The total employer's contributions charged to the Income Statement for the year was HK$1,734,000 (2003: HK$2,136,000).

The directors have pleasure in submitting their annual report together with the audited financial statements for the year ended 31 December 2004.

PRINCIPAL ACTIVITIES

The principal activity of the Company is investment holding. The principal activities of the Group are the design, manufacture and sale of liquid crystal displays and related products.

The analysis of the principal activities and geographical locations of the operations of the Company and its subsidiaries during the financial year are set out in note 27 on the financial statements.

SUBSIDIARIES

Particulars of the Company's subsidiaries at 31 December 2004 are set out in note 14 on the financial statements.

FINANCIAL STATEMENTS

The profit of the Group for the year ended 31 December 2004 and the state of the Company's and the Group's affairs at that date are set out in the financial statements on pages 21 to 57.

An interim dividend of 10.0 cents per share was paid on 11 November 2004 (2003: interim dividend 7.0 cents per share, special interim dividend 21.0 cents per share). The directors now recommend the payment of a final dividend of 28.0 cents per share (2003: 22.0 cents per share). No special dividend was recommended in respect of the year ended 31 December 2004 (2003: 6.0 cents per share).

SHARE CAPITAL

Details of the movements in share capital of the Company during the year are set out in note 25 on the financial statements. Shares were issued on the exercise of share options and as a result of scrip dividends.

CHARITABLE DONATIONS

Charitable donations made by the Group during the year amounted to HK$48,734 (2003: HK$84,000).

FIXED ASSETS

Movements in fixed assets during the year are set out in note 11 on the financial statements.

DIRECTORS

The Directors during the financial year and up to the date of this report were:

Executive directors:

Dr Chang Chu Cheng, *Chairman*
Tony Tsoi Tong Hoo (appointed on 14 March 2005)
Dr Yan Sze Kwan
Chung Shun Ming
Kwok Siu Kwan
Cecil Ho Te Hwai (appointed on 14 March 2005)

DIRECTORS (Continued)

Non-Executive directors:

Professor Charles Kao Kuen*	
Anthony Lui Chi Shing*	
Dr William Lo Wing Yan*	(appointed on 22 July 2004)
Yuen Kin*	(appointed on 14 March 2005)
Hou Ziqiang*	(appointed on 14 March 2005)
James Lee Goon Nam	(resigned on 7 June 2004)

* *Independent Non-Executive Directors*

In accordance with the Bye-laws of the Company, Dr Yan Sze Kwan, Anthony Lui Chi Shing, Professor Charles Kao Kuen, Tony Tsoi Tong Hoo, Ho Te Hwai, Dr William Lo Wing Yan, Yuen Kin and Hou Ziqiang shall retire from office by rotation and are eligible for re-election at the forthcoming annual general meeting.

DIRECTORS' INTERESTS IN SHARES

The Directors who held office at 31 December 2004 had the following interests in the issued share capital of the Company and its subsidiaries (within the meaning of the Securities and Futures Ordinance ("SFO")) at that date as recorded in the register of directors' and chief executives' interests and share positions required to be kept under Section 352 of the SFO:

(a) Interests in the Company

	Shares of HK$0.25 each	
	Personal interests	**Corporate interests**
Varitronix International Limited		
Dr Chang Chu Cheng	22,462	69,203,716 *(note)*
Dr Yan Sze Kwan	10,371,072	–
Chung Shun Ming	4,434,314	–
Kwok Siu Kwan	2,283,959	–

Note: A family trust of Dr Chang Chu Cheng and his wife, Madam Iling Sieh, is the beneficial owner of the issued share capital of Colville Group Limited which holds 69,203,716 shares of the Company.

DIRECTORS' INTERESTS IN SHARES (Continued)

(b) Interests in subsidiaries

	Non-voting deferred shares of HK$1,000 each in Varitronix Limited	Non-voting deferred shares of HK$100 each in Polysources Properties Limited
Dr Chang Chu Cheng	960	78
Dr Yan Sze Kwan	123	10
Chung Shun Ming*	50	8
Kwok Siu Kwan	50	4
	1,183	100

* *Mr Chung Shun Ming holds 4 non-voting deferred shares in Polysources Properties Limited in trust for all non-voting deferred shareholders of that company.*

DIRECTORS' SERVICE CONTRACTS

Drs Chang Chu Cheng and Yan Sze Kwan and Messrs Tony Tsoi Tong Hoo, Chung Shun Ming, Kwok Siu Kwan and Cecil Ho Te Hwai have entered into management agreements with the Company which may be terminated by either party to the agreements at three months' notice.

Non-Executive Directors are appointed for a period up to 31 December 2006 or such other date as agreed by the Non-Executive Directors and the Company.

No Director proposed for re-election at the forthcoming annual general meeting has an unexpired service contract which is not determinable by the Company or any of its subsidiaries within one year without payment of compensation, other than normal statutory obligations.

DIRECTORS' INTERESTS IN CONTRACTS

No contract of significance to which the Company, or any of its subsidiaries was a party, in which a Director of the Company had a material interest, whether directly or indirectly, subsisted at the end of the year or at any time during the year.

SHARE OPTION SCHEMES

The Company had a Share Option Scheme for the employees of the Group which was adopted on 6 June 1991, subsequently amended on 8 June 1999 and expired on 5 June 2001. A second Share Option Scheme of the Company was adopted on 22 June 2001 and terminated on 12 May 2003.

A third Share Option Scheme of the Company was adopted on 12 May 2003 as an incentive to the Group's employees and business associates. This Scheme shall be valid and effective for a period of ten years ending on 11 May 2013, after which no further options will be granted. The maximum number of shares in respect of which options may be granted under the third Share Option Scheme and any other Share Option Schemes of the Company may not exceed 10 percent of the issued share capital of the Company at the date of approval of the third Share Option Scheme. The maximum entitlement of each participant in the total number of shares issued and to be issued upon exercise of options granted under the third Share Option Scheme and any other Share Option Scheme of the Company in any 12-month period shall not exceed 1% of the total number of shares in issue.

The total number of shares available for issue under the Share Option Schemes at 31 December 2004 represents 5.71% (2003: 2.06%) of the issued share capital of the Company at that date. The share options granted are not recognised in the financial statements until they are exercised. Further details of the Share Option Schemes are set out in note 25 on the financial statements.

The weighted average value per option granted in 2004 estimated at the date of grant using the Black-Scholes pricing model was HK$3.19 (2003: HK$4.10). The weighted average assumptions used are as follows:

	2004	2003
Risk-free interest rate	**3.65%**	4.37%
Expected life (in years)	**10**	10
Volatility	**23.84**	37.21

The Black-Scholes option pricing model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, such option pricing model requires input of highly subjective assumptions, including the expected stock price volatility. Because the Company's share options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, the Black-Scholes option pricing model does not necessarily provide a reliable measure of the fair value of the share options.

SHARE OPTION SCHEMES (Continued)

	Date granted	Number of options at 1 January 2004	Granted during the year	Options cancelled during the year	Options exercised during the year	Number of options at 31 December 2004	Exercisable period	Price per share to be paid on exercise of option	Market value per share at date of grant of options	Weighted average market value per share on exercise of options
Directors										
Chang Chu Cheng	30 October 2002	1,000,000	–	–	–	1,000,000	31 October 2002 to 30 October 2012	HK$4.605	HK$4.35	N/A
	21 December 2004	–	300,000	–	–	300,000	21 December 2004 to 20 December 2014	HK$7.450	HK$7.45	N/A
Yan Sze Kwan	30 October 2002	1,000,000	–	–	–	1,000,000	31 October 2002 to 30 October 2012	HK$4.605	HK$4.35	N/A
	21 December 2004	–	3,000,000	–	–	3,000,000	21 December 2004 to 20 December 2014	HK$7.450	HK$7.45	N/A
Chung Shun Ming	30 October 2002	1,000,000	–	–	–	1,000,000	31 October 2002 to 30 October 2012	HK$4.605	HK$4.35	N/A
	21 December 2004	–	3,000,000	–	–	3,000,000	21 December 2004 to 20 December 2014	HK$7.450	HK$7.45	N/A
Kwok Siu Kwan	9 June 1999	150,000	–	–	–	150,000	9 July 1999 to 8 July 2009	HK$10.90	HK$15.00	N/A
	30 October 2002	1,000,000	–	–	–	1,000,000	31 October 2002 to 30 October 2012	HK$4.605	HK$4.35	N/A
	21 December 2004	–	3,000,000	–	–	3,000,000	21 December 2004 to 20 December 2014	HK$7.450	HK$7.45	N/A
Employees	9 June 1999	442,250	–	(12,000)	–	430,250	9 July 1999 to 8 July 2009	HK$10.90	HK$15.00	N/A
	1 June 2000	712,000	–	(24,000)	–	688,000	1 July 2000 to 30 June 2010	HK$11.30	HK$13.40	N/A
	30 August 2001	283,500	–	–	(18,500)	265,000	30 August 2001 to 29 August 2011	HK$3.06	HK$3.68	HK$7.44
	13 September 2002	280,500	–	–	(81,500)	199,000	13 September 2002 to 12 September 2012	HK$3.905	HK$3.85	HK$7.53
	6 October 2003	525,500	–	(33,500)	(59,000)	433,000	6 October 2003 to 5 October 2013	HK$7.35	HK$7.35	HK$7.98
	20 December 2004	–	2,596,000	–	–	2,596,000	20 December 2004 to 19 December 2014	HK$7.50	HK$7.50	N/A
		6,393,750	11,896,000	(69,500)	(159,000)	18,061,250				

Apart from the foregoing, at no time during the year was the Company or any of its subsidiaries a party to any arrangement to enable the Directors or any of their spouses or children under eighteen years of age to acquire benefits by means of the acquisition of shares in or debentures of the Company or any other body corporate.

SUBSTANTIAL INTERESTS IN THE SHARE CAPITAL OF THE COMPANY

The register of interests in shares and short positions maintained under Section 336 of the SFO Ordinance shows that at 31 December 2004, other than the interests disclosed above in respect of Dr. C.C. Chang and Colville Group Limited, the following company had an interest of 5% or more in the issued share capital of the Company:

Name	Number of shares	Capacity	Approximate % of shareholding
J.P. Morgan Chase & Co.			
– Long position	22,210,567	Investment manager and other	7.02
– Lending pool	22,210,280	–	7.02

Note: The interests of J.P. Morgan Chase & Co. in the Company were held by a number of its wholly-owned subsidiaries.

Save as stated above, no other person is recorded in the register of substantial shareholders maintained under Section 336 of the SFO Ordinance as having an interest of 5% or more in the issued share capital of the Company as at 31 December 2004.

PRE-EMPTIVE RIGHTS

There is no provision for pre-emptive rights under the Company's Bye-laws and the law in Bermuda.

BANK LOANS, OVERDRAFTS AND OTHER BORROWINGS

Particulars of bank loans, overdrafts and other borrowings of the Group at 31 December 2004 are set out in notes 21 and 23 on the financial statements.

PROPERTIES

Particulars of the properties held by the Group are shown on pages 59 and 60 of the annual report.

FIVE YEAR SUMMARY

A summary of the results and the assets and liabilities of the Group for the last five financial years is set out on page 58 of the annual report.

CONNECTED TRANSACTIONS

On 21 December 2004, Varitronix Marketing (China) Limited ("Varitronix Marketing"), an indirect wholly owned subsidiary of the Company, Varitronix Pengyuan Limited ("Varitronix Pengyuan"), owned as to 51% by Varitronix Marketing and as to 49% owned by Tsinghua Holdings Limited, and Harvest King Corporation Limited ("Harvest King") entered into a joint venture agreement for the establishment of a sino-foreign equity joint venture enterprise in Beijing, the PRC ("the JV Company"). The JV Company would be owned as to 42% by Varitronix Pengyuan, 38% by Varitronix Marketing and 20% by Harvest King.

The registered capital of the JV Company amounted to RMB15,000,000 (approximately HK$14,151,000). Varitronix Pengyuan, Varitronix Marketing and Harvest King would contribute RMB6,300,000 (approximately HK$5,943,000), RMB5,700,000 (approximately HK$5,377,000) and RMB3,000,000 (approximately HK$2,831,000) respectively in cash.

Harvest King is a connected person of the Company under the Listing Rules as it is 40% owned by a director of Varitronix Pengyuan and his associates.

The JV Company will be engaged in the development, manufacturing and sale of liquid crystal displays and related electronic products.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S LISTED SECURITIES

Neither the Company nor any of its subsidiaries has purchased, sold or redeemed any of the Company's listed securities during the year ended 31 December 2004.

COMPLIANCE WITH THE CODE OF BEST PRACTICE

The Company has complied throughout the year with the Code of Best Practice as set out by The Stock Exchange of Hong Kong Limited ("the Stock Exchange") in Appendix 14 to the Listing Rules.

AUDITORS

KPMG retire and, being eligible, offer themselves for reappointment. A resolution for the reappointment of KPMG as auditors of the Company is to be proposed at the forthcoming annual general meeting.

By order of the board
Dr C. C. Chang
Chairman

Hong Kong, 18 April 2005

Auditors' report to the shareholders of
Varitronix International Limited
(Incorporated in Bermuda with limited liability)

We have audited the financial statements on pages 21 to 57 which have been prepared in accordance with accounting principles generally accepted in Hong Kong.

Respective Responsibilities of Directors and Auditors

The Company's Directors are responsible for the preparation of financial statements which give a true and fair view. In preparing financial statements which give a true and fair view, it is fundamental that appropriate accounting policies are selected and applied consistently, that judgements and estimates are made which are prudent and reasonable and that the reasons for any significant departure from applicable accounting standards are stated.

It is our responsibility to form an independent opinion, based on our audit, on those financial statements and to report our opinion solely to you, as a body, in accordance with section 90 of the Bermuda Companies Act 1981, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

Basis of opinion

We conducted our audit in accordance with Statements of Auditing Standards issued by the Hong Kong Institute of Certified Public Accountants. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the Directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the Company's and the Group's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the financial statements are free from material misstatement. In forming our opinion, we also evaluated the overall adequacy of the presentation of information in the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Opinion

In our opinion, the financial statements give a true and fair view of the state of affairs of the Company and of the Group as at 31 December 2004 and of the Group's profit and cash flows for the year then ended and have been properly prepared in accordance with accounting principles generally accepted in Hong Kong and the disclosure requirements of the Hong Kong Companies Ordinance.

KPMG
Certified Public Accountants

Hong Kong, 18 April 2005

CONSOLIDATED INCOME STATEMENT

For the year ended 31 December 2004 (Expressed in Hong Kong dollars)

	Note	2004 $'000	2003 $'000
Turnover	2	**2,006,331**	1,274,788
Other revenue	3	**17,560**	26,695
Other net income	3	**19,221**	25,002
Change in inventories of finished goods and work in progress		**28,253**	(10,770)
Raw material and consumables used		**(1,274,619)**	(633,535)
Staff costs		**(246,665)**	(225,422)
Depreciation		**(83,580)**	(81,686)
Other operating expenses		**(217,332)**	(177,777)
Profit from operations		**249,169**	197,295
Finance cost	4(a)	**(5,245)**	(2,913)
Share of loss of associate		**–**	(11,706)
Profit from ordinary activities before taxation	4	**243,924**	182,676
Income tax	7(a)	**(28,102)**	(14,440)
Profit from ordinary activities after taxation		**215,822**	168,236
Minority interests		**(23,110)**	(16,995)
Profit attributable to shareholders	8	**192,712**	151,241
Dividends attributable to the year	9	**(120,066)**	(173,003)
Earnings per share			
Basic	10	**62 cents**	49 cents
Diluted	10	**61 cents**	49 cents

The notes on pages 27 to 57 form part of these financial statements.

At 31 December 2004 (Expressed in Hong Kong dollars)

	Note	2004 $'000	2004 $'000	2003 $'000	2003 $'000
Non-current assets					
Fixed assets	11		**412,077**		414,662
Intangible assets	12		**27,050**		28,672
Goodwill	13		**28,340**		30,022
Interest in associate	15		**–**		5,289
Non-trading securities	16		**60,489**		171,610
			527,956		650,255
Current assets					
Trading securities	17	**90,586**		98,640	
Inventories	18	**312,415**		237,239	
Trade and other receivables	19	**539,604**		290,274	
Current taxation recoverable	24(a)	**1,667**		6,006	
Cash and cash equivalents	20	**669,406**		549,159	
		1,613,678		1,181,318	
Current liabilities					
Bank loans and overdrafts	21	**98,750**		86,298	
Trade and other payables	22	**378,477**		231,436	
Current taxation payable	24(a)	**14,108**		1,485	
Dividend payable to minority shareholder		**6,784**		4,056	
		498,119		323,275	
Net current assets			**1,115,559**		858,043
Total assets less current liabilities			**1,643,515**		1,508,298
Non-current liabilities					
Convertible notes	23		**31,200**		31,200
Deferred taxation	24(b)		**5,377**		10,499
Minority interests			**55,908**		39,381
NET ASSETS			**1,551,030**		1,427,218
CAPITAL AND RESERVES					
Share capital	25		**79,059**		77,574
Reserves	26		**1,471,971**		1,349,644
			1,551,030		1,427,218

Approved and authorised for issue by the board of directors on 18 April 2005

Tony Tsoi Tong Hoo
Director

Dr Yan Sze Kwan
Director

The notes on pages 27 to 57 form part of these financial statements.

At 31 December 2004 (Expressed in Hong Kong dollars)

	Note	2004 $'000	2004 $'000	2003 $'000	2003 $'000
Non-current assets					
Interest in subsidiaries	14		**960,670**		911,351
Current assets					
Trade and other receivables		**218**		218	
Cash and cash equivalents	20	**419**		704	
		637		922	
Current liabilities					
Trade and other payables		**16,094**		9,407	
Net current liabilities			**(15,457)**		(8,485)
NET ASSETS			**945,213**		902,866
CAPITAL AND RESERVES					
Share capital	25		**79,059**		77,574
Reserves	26		**866,154**		825,292
			945,213		902,866

Approved and authorised for issue by the board of directors on 18 April 2005

Tony Tsoi Tong Hoo
Director

Dr Yan Sze Kwan
Director

The notes on pages 27 to 57 form part of these financial statements.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For the year ended 31 December 2004 (Expressed in Hong Kong dollars)

	Note	**2004** **$'000**	2003 $'000
Shareholders' equity at 1 January		**1,427,218**	1,389,702
Surplus on revaluation of non-trading securities	26	**2,685**	772
Exchange differences on translation of the financial statements of foreign entities	26	**4,004**	4,722
Net gains not recognised in the income statement		**6,689**	5,494
Net profit for the year		**192,712**	151,241
Revaluation deficit/(surplus) transferred to the income statement on disposal of securities	26	**188**	(4,884)
Dividends approved during the year	9	**(118,365)**	(153,000)
Movements in share capital			
Shares issued		**1,485**	1,551
Share premium arising from issue of shares		**41,103**	37,114
		42,588	38,665
Shareholders' equity at 31 December		**1,551,030**	1,427,218

The notes on pages 27 to 57 form part of these financial statements.

CONSOLIDATED CASH FLOW STATEMENT

For the year ended 31 December 2004 (Expressed in Hong Kong dollars)

	Note	**2004 $'000**	2003 $'000
Operating activities			
Profit from ordinary activities before taxation		**243,924**	182,676
Adjustments for:			
– Depreciation		**83,580**	81,686
– Amortisation of intangible assets		**1,622**	2,173
– Amortisation of goodwill		**1,682**	1,682
– Finance costs		**5,245**	2,913
– Dividend income		**(541)**	(377)
– Interest income		**(11,406)**	(18,822)
– Realised losses/(gains) on disposal of non-trading securities		**188**	(4,884)
– Profit on disposals of fixed assets		**(1,602)**	(43)
– Profit on disposal of associate		**(4,858)**	–
– Share of loss of associate		**–**	11,706
Effect of foreign exchange rates		**1,501**	2,400
Operating profit before changes in working capital		**319,335**	261,110
Increase in amount due from associate		**–**	(742)
Decrease/(increase) in trading securities		**8,054**	(14,078)
Increase in inventories		**(75,176)**	(39,165)
Increase in trade and other receivables		**(249,860)**	(6,616)
Increase in trade and other payables		**147,041**	67,688
Cash generated from operations		**149,394**	268,197
Tax paid			
– Hong Kong profits tax paid		**(6,744)**	(34,327)
– Overseas tax paid		**(9,518)**	(5,619)
Net cash from operating activities		**133,132**	228,251
Investing activities			
Proceeds from disposal of fixed assets		**4,815**	986
Payment for purchase of fixed assets		**(83,843)**	(98,847)
Payment for purchase of patent rights		**–**	(30,845)
Proceeds from disposal of associate		**9,348**	–
Proceeds from disposal of non-trading securities		**206,895**	133,424
Purchase of non-trading securities		**(93,089)**	(77,497)
Dividends received		**541**	377
Interest received		**12,734**	19,877
Net cash from/(used in) investing activities		**57,401**	(52,525)

For the year ended 31 December 2004 (Expressed in Hong Kong dollars)

	Note	**2004** **$'000**	2003 $'000
Financing activities			
New bank loans		**46,367**	22,845
Repayment of bank loans		**(19,653)**	(7,331)
Interest paid		**(5,245)**	(2,913)
Proceeds on issue of shares		**809**	2,746
Dividends paid		**(76,586)**	(117,081)
Dividend paid to minority shareholders		**(4,056)**	(2,125)
Net cash used in financing activities		**(58,364)**	(103,859)
Net increase in cash and cash equivalents		**132,169**	71,867
Cash and cash equivalents at 1 January		**534,884**	460,875
Effect of foreign exchange rates changes		**2,341**	2,142
Cash and cash equivalents at 31 December	20	**669,394**	534,884

Note to the Consolidated Cash Flow Statement

(a) Major non cash transactions

During the year shares were issued as a result of scrip dividends.

The notes on pages 27 to 57 form part of these financial statements.

1. *SIGNIFICANT ACCOUNTING POLICIES*

(a) Statement of compliance

These financial statements have been prepared in accordance with all applicable Hong Kong Financial Reporting Standards (which includes all applicable Statements of Standard Accounting Practice and Interpretations) issued by the Hong Kong Institute of Certified Public Accountants, accounting principles generally accepted in Hong Kong and the disclosure requirements of the Hong Kong Companies Ordinance. The financial statements also comply with the applicable disclosure provisions of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("Stock Exchange"). A summary of the significant accounting policies adopted by the Group is set out below.

The Hong Kong Institute of Certified Public Accountants has issued a number of new and revised Hong Kong Financial Reporting Standards and Hong Kong Accounting Standards ("new HKFRSs") which are effective for accounting periods beginning on or after 1 January 2005.

The Group has not early adopted these new HKFRSs in the financial statements for the year ended 31 December 2004.

The Group has already commenced an assessment of the impact of these new HKFRSs but is not yet in a position to state whether these new HKFRSs would have a significant impact on its results of operations and financial position.

(b) Basis of preparation of the financial statements

The measurement basis used in the preparation of the financial statements is historical cost modified by the marking to market of certain investments in securities as explained in the accounting policies set out below.

(c) Subsidiaries

A subsidiary is an enterprise controlled by the Company. Control exists when the Company has the power, directly or indirectly, to govern the financial and operating policies of an enterprise so as to obtain benefits from its activities.

An investment in a subsidiary is consolidated into the consolidated financial statements, unless a subsidiary is acquired and held exclusively with a view to subsequent disposal in the near future or operates under severe long-term restrictions which significantly impair its ability to transfer funds to the Group, in which case, it is stated in the consolidated balance sheet at fair value with changes in fair value recognised in accordance with the policy for investments in securities set out in note 1(i) below.

Intra-group balances and transactions, and any unrealised profits arising from intra-group transactions, are eliminated in full in preparing the consolidated financial statements. Unrealised losses resulting from intra-group transactions are eliminated in the same way as unrealised gains, but only to the extent that there is no evidence of impairment.

1. SIGNIFICANT ACCOUNTING POLICIES *(Continued)*

(c) Subsidiaries *(Continued)*

Minority interests at the balance sheet date, being the portion of the net assets of subsidiaries attributable to equity interests that are not owned by the Company, whether directly or indirectly through subsidiaries, are presented in the consolidated balance sheet separately from liabilities and the shareholders' equity. Minority interests in the results of the Group for the year are also separately presented in the income statement.

In the Company's balance sheet, investments in subsidiaries are stated at cost less any impairment losses (see note 1(h)).

(d) Associates

An associate is an entity in which the Group has significant influence, but not control or joint control, over its management, including participation in the financial and operating policy decisions.

An investment in an associate is accounted for in the consolidated financial statements under the equity method and is initially recorded at cost and adjusted thereafter for the post acquisition change in the Group's share of the associate's net assets. The consolidated income statement reflects the Group's share of the post-acquisition results of the associates for the year, including any amortisation of positive or negative goodwill charged or credited during the year in accordance with note 1(e) and impairment losses (see note 1(h)).

(e) Goodwill

Positive goodwill arising on consolidation represents the excess of the cost of the acquisition over the Group's share of the fair value of the identifiable assets and liabilities acquired. In respect of subsidiaries:

- for acquisitions before 1 January 2001, positive goodwill is eliminated against reserves and is reduced by impairment losses (see note 1(h)); and
- for acquisitions on or after 1 January 2001, positive goodwill is amortised to the consolidated income statement on a straight-line basis over its estimated useful life. Positive goodwill is stated in the consolidated balance sheet at cost less any accumulated amortisation and any impairment losses (see note 1(h)).

Amortisation of positive goodwill is on a straight-line basis over an estimated useful life of 20 years.

(f) Fixed assets

(i) Fixed assets are stated at cost less accumulated depreciation and impairment losses (see note 1(h)).

(ii) *Land and buildings*

No amortisation is provided on freehold land. Leasehold land is amortised on a straight-line basis over the unexpired terms of the leases or 50 years, whichever is the lesser. Buildings are depreciated on a straight-line basis over their anticipated useful lives of 40 years.

1. *SIGNIFICANT ACCOUNTING POLICIES (Continued)*

(f) Fixed assets *(Continued)*

(iii) Other fixed assets

Depreciation is calculated to write off the cost of other fixed assets over their anticipated useful lives on a straight-line basis as follows:

Plant and machinery	2 to 4 years
Tools and equipment	2 to 5 years
Others	2 to 5 years

(iv) Disposal of fixed assets

Gains or losses arising from the retirement or disposal of a fixed asset are determined as the difference between the estimated net disposal proceeds and the carrying amount of the asset and are recognised as income or expense in the income statement on the date of retirement or disposal.

(g) Intangible assets (other than goodwill)

Intangible assets are stated at cost less accumulated amortisation and impairment losses (see note 1(h)).

Costs incurred in connection with the acquisition of patent rights are amortised on a straight-line basis over their estimated economic lives of between ten and twenty years.

(h) Impairment of assets

Internal and external sources of information are reviewed at each balance sheet date to identify indications that the following assets may be impaired or an impairment loss previously recognised no longer exists or may have decreased:

- investments in subsidiaries and associates;
- positive goodwill (whether taken initially to reserves or recognised as an asset);
- fixed assets; and
- intangible assets.

If any such indication exists, the asset's recoverable amount is estimated. An impairment loss is recognised in the income statement whenever the carrying amount of an asset (including positive goodwill taken directly to reserves) exceeds its recoverable amount.

1. SIGNIFICANT ACCOUNTING POLICIES *(Continued)*

(h) Impairment of assets *(Continued)*

(i) Calculation of recoverable amount

The recoverable amount of an asset is the greater of its net selling price and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of time value of money and the risks specific to the asset. Where an asset does not generate cash inflows largely independent of those from other assets, the recoverable amount is determined for the smallest group of assets that generates cash inflows independently (i.e. a cash-generating unit).

(ii) Reversals of impairment losses

In respect of assets other than goodwill, an impairment loss is reversed if there has been a favourable change in the estimates used to determine the recoverable amount. An impairment loss in respect of goodwill is reversed only if the loss was caused by a specific external event of an exceptional nature that is not expected to recur, and the increase in recoverable amount relates clearly to the reversal of the effect of that specific event.

A reversal of impairment losses is limited to the asset's carrying amount that would have been determined had no impairment loss been recognised in prior years. Reversals of impairment losses are credited to the income statement in the year in which the reversals are recognised.

(i) Investments in securities

The Group's policies for investments in securities other than investments in subsidiaries and associates are as follows:

(i) Non-trading securities are stated in the balance sheet at fair value. Changes in fair value are recognised in the investment revaluation reserve until the security is sold, collected, or otherwise disposed of, or until there is objective evidence that the security is impaired, at which time the relevant cumulative gain or loss is transferred from the investment revaluation reserve to the income statement.

Transfers from the investment revaluation reserve to the income statement as a result of impairments are reversed when the circumstances and events that led to the impairment cease to exist and there is persuasive evidence that the new circumstances and events will persist for the foreseeable future.

(ii) Trading securities are stated in the balance sheet at fair value. Changes in fair value are recognised in the income statement as they arise.

(iii) Profits or losses on disposal of investments in securities are accounted for in the income statement as they arise. In the case of non-trading securities, the profit or loss includes any amount previously held in the investment revaluation reserve in respect of that security.

1. *SIGNIFICANT ACCOUNTING POLICIES (Continued)*

(j) Inventories

Inventories are carried at the lower of cost and net realisable value.

Cost is calculated using the first-in first-out method and comprises all costs of purchase, costs of conversion and other costs incurred in bringing the inventories to their present location and condition.

Net realisable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale.

When inventories are sold, the carrying amount of those inventories is recognised as an expense in the period in which the related revenue is recognised. The amount of any write-down of inventories to net realisable value and all losses of inventories are recognised as an expense in the period in which the write-down or loss occurs. The amount of any reversal of any write-down of inventories, arising from an increase in net realisable value, is recognised as a reduction in the amount of inventories recognised as an expense in the period in which the reversal occurs.

(k) Cash and cash equivalents

Cash and cash equivalents comprise cash at bank and on hand, demand deposits with banks and other financial institutions, and short-term, highly liquid investments that are readily convertible into known amounts of cash and which are subject to an insignificant risk of changes in value, having been within three months of maturity at acquisition. Bank overdrafts that are repayable on demand and form an integral part of the Group's cash management are also included as a component of cash and cash equivalents for the purpose of the cash flow statement.

(l) Revenue recognition

Provided it is probable that the economic benefits will flow to the Group and the revenue and costs, if applicable, can be measured reliably, revenue is recognised in the income statement as follows:

(i) Revenue arising from the sale of goods is recognised on delivery of goods to customers which is taken to be the point in time when the customer has accepted the goods and the related risks and rewards of ownership. Revenue excludes value added or other sales taxes and is after deduction of returns and any trade discounts.

(ii) Interest income from bank deposits and debt securities is accrued on a time-apportioned basis on the principal outstanding and at the rate applicable.

(iii) Income from other securities is recognised when the Group's right to receive such income is established.

1. *SIGNIFICANT ACCOUNTING POLICIES* *(Continued)*

(m) Employee benefits

(i) Salaries, annual bonuses, paid annual leave, leave passage and the cost to the Group of non-monetary benefits are accrued in the year in which the associated services are rendered by employees of the Group. Where payment or settlement is deferred and the effect would be material, these amounts are stated at their present values.

(ii) Contributions to defined contribution plans and Mandatory Provident Funds as required under the Hong Kong Mandatory Provident Fund Schemes Ordinance are recognised as an expense in the income statement as incurred.

(iii) When the Group grants employees options to acquire shares of the Company, no employee benefit cost or obligation is recognised at that time. When the options are exercised, equity is increased by the amount of the proceeds received.

(n) Operating leases

Rentals payable and receivable under operating leases are accounted for in the income statement on a straight-line basis over the periods of the respective leases.

(o) Income tax

(i) Income tax for the year comprises current tax and movements in deferred tax assets and liabilities.

(ii) Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the balance sheet date, and any adjustment to tax payable in respect of previous years.

(iii) Deferred tax assets and liabilities arise from deductible and taxable temporary differences respectively, being the differences between the carrying amounts of assets and liabilities for financial reporting purposes and their tax bases. Deferred tax assets also arise from unused tax losses and unused tax credits.

All deferred tax liabilities, and all deferred tax assets to the extent that it is probable that future taxable profits will be available against which the asset can be utilised, are recognised.

The amount of deferred tax recognised is measured based on the expected manner of realisation or settlement of the carrying amount of the assets and liabilities, using tax rates enacted or substantively enacted at the balance sheet date. Deferred tax assets and liabilities are not discounted.

The carrying amount of a deferred tax asset is reviewed at each balance sheet date and is reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow the related tax benefit to be utilised. Any such reduction is reversed to the extent that it becomes probable that sufficient taxable profit will be available.

(iv) Current tax balances and deferred tax balances, and movements therein, are presented separately from each other and are not offset.

1. *SIGNIFICANT ACCOUNTING POLICIES (Continued)*

(p) Translation of foreign currencies

Foreign currency transactions during the year are translated into Hong Kong dollars at the exchange rates ruling at the transaction dates. Monetary assets and liabilities denominated in foreign currencies are translated into Hong Kong dollars at the exchange rates ruling at the balance sheet date. Exchange gains and losses on foreign currency translation are dealt with in the income statement. Foreign currency assets, being equity investments or other long-term non-monetary assets, the holding or the use or the subsequent disposal of which will generate receipts in a foreign currency, hedged by foreign currency borrowings, are translated into Hong Kong dollars at the exchange rates ruling at the balance sheet date.

The results of overseas subsidiaries are translated into Hong Kong dollars at the average exchange rates for the year; balance sheet items are translated into Hong Kong dollars at the rates of exchange ruling at the balance sheet date. The resulting exchange differences are dealt with as a movement in reserves.

(q) Related parties

For the purposes of these financial statements, parties are considered to be related to the Group if the Group has the ability, directly or indirectly, to control the party or exercise significant influence over the party in making financial and operating decisions, or vice versa, or where the Group and the party are subject to common control or common significant influence. Related parties may be individuals or other entities.

(r) Segment reporting

A segment is a distinguishable component of the Group that is engaged either in providing products or services (business segment), or in providing products or services within a particular economic environment (geographical segment), which is subject to risks and rewards that are different from those of other segments.

In accordance with the Group's internal financial reporting, the Group has chosen business segment information as the primary reporting format and geographical segment information as the secondary reporting format.

Segment revenue, expenses, results, assets and liabilities include items directly attributable to a segment as well as those that can be allocated on a reasonable basis to that segment. For example, segment assets may include inventories, trade receivables and property, plant and equipment. Segment revenue, expenses, assets and liabilities are determined before intra-group balances and intra-group transactions are eliminated as part of the consolidation process, except to the extent that such intra-group balances and transactions are between group enterprises within a single segment. Inter-segment pricing is based on similar terms as those available to other external parties.

Segment capital expenditure is the total cost incurred during the period to acquire segment assets (both tangible and intangible) that are expected to be used for more than one period.

Unallocated items mainly comprise financial and corporate assets, interest-bearing loans, borrowings, corporate and financing expenses and minority interests.

2. TURNOVER

The principal activity of the Company is investment holding. The principal activities of the Group are the design, manufacture and sale of liquid crystal displays and related products.

Turnover represents the invoiced value of goods supplied to customers by the Group less returns and discounts.

3. INCOME

	2004	2003
	$'000	*$'000*
Other revenue		
Dividend income from listed equity securities	**541**	377
Interest income from listed debt securities	**3,857**	11,498
Interest income from unlisted debt securities	**1,512**	187
Income from listed investment funds	**–**	1,394
Interest income from unlisted investment funds	**184**	201
Other interest income	**5,853**	5,542
Rental under operating leases	**3,193**	3,174
Other income	**2,420**	4,322
	17,560	26,695
Other net income		
Profit on disposal of fixed assets	**1,602**	43
Profit on disposal of associate	**4,858**	–
Realised (losses)/gains on disposal of other non-trading securities	**(188)**	4,884
Realised and unrealised gains on trading securities	**1,782**	5,202
Exchange gain	**11,167**	14,873
	19,221	25,002

4. *PROFIT FROM ORDINARY ACTIVITIES BEFORE TAXATION*

Profit from ordinary activities before taxation is arrived at after charging:

		2004	2003
		$'000	*$'000*
(a)	Finance cost:		
	Interest on bank advances and other borrowings repayable within five years	**3,373**	1,042
	Interest on convertible notes	**1,872**	1,871
		5,245	2,913
(b)	Other items:		
	Cost of inventories	**1,460,869**	879,321
	Auditors' remuneration	**1,426**	1,074
	Research and development costs	**26,141**	21,236
	Rental charges under operating leases	**3,034**	3,220
	Exchange loss	**2,194**	3,658
	Contributions to defined contribution retirement plan	**6,993**	6,580
	Other retirement scheme costs	**1,734**	2,136

5. *DIRECTORS' REMUNERATION*

Directors' remuneration disclosed pursuant to section 161 of the Hong Kong Companies Ordinance is as follows:

	2004	2003
	$'000	*$'000*
Fees	**576**	600
Salaries and allowances	**6,224**	6,218
Retirement scheme contributions	**216**	222
Discretionary and performance related bonuses	**14,960**	8,400
	21,976	15,440

Fees in respect of independent non-executive directors for the year ended 31 December 2004 amounted to $489,071 (2003: $400,000).

Certain directors were granted share options under the Company's Share Option Scheme. The details of these benefits in kind are disclosed under the paragraph "Share Option Schemes" in the Directors' Report.

5. *DIRECTORS' REMUNERATION (Continued)*

The Directors' remuneration fell within the following ranges:

	Number of Directors	
	2004	2003
$0 – $1,000,000	**4**	3
$3,000,001 – $3,500,000	–	3
$4,000,001 – $4,500,000	–	1
$4,500,001 – $5,000,000	**2**	–
$5,000,001 – $5,500,000	**1**	–
$6,500,001 – $7,000,000	**1**	–

6. *FIVE HIGHEST PAID INDIVIDUALS' REMUNERATION*

The five highest paid individuals in the Group includes four (2003: four) Directors, whose emoluments are disclosed in note 5, and one (2003: one) other whose emoluments are as follows:

	2004	2003
	$'000	*$'000*
Salaries and allowances	**1,301**	1,094
Retirement scheme contributions	**249**	188
	1,550	1,282

7. *INCOME TAX IN THE CONSOLIDATED INCOME STATEMENT*

(a) Taxation in the consolidated income statement represents:

	2004	2003
	$'000	*$'000*
Current tax – Provision for Hong Kong Profits Tax		
Provision for Hong Kong Profits Tax for the year	**19,336**	9,239
Under/(over)-provision in respect of prior years	**3,857**	(18)
	23,193	9,221
Current tax – Overseas		
Tax for the year	**10,031**	4,863
Deferred tax		
Reversal of temporary differences	**(5,122)**	(594)
Effect of increase in tax rate on deferred tax balances at 1 January	–	950
	(5,122)	356
	28,102	14,440

7. *INCOME TAX IN THE CONSOLIDATED INCOME STATEMENT (Continued)*

(a) Taxation in the consolidated income statement represents: *(Continued)*

The provision for Hong Kong Profits Tax for 2004 is calculated at 17.5% (2003: 17.5%) of the estimated assessable profits for the year. Taxation for overseas subsidiaries is charged at the appropriate current rates of taxation ruling in the relevant countries.

A subsidiary has received from the Hong Kong Inland Revenue Department ("IRD") additional assessments relating to prior years for taxation totalling $141 million (2003: $118 million). These additional assessments relate to a dispute over the deductibility of certain sub-contracting charges for tax assessment purposes. The directors of the subsidiary consider that there are grounds to contest the additional assessments and have indicated that they will pursue this case vigorously. The subsidiary has formally objected to the additional assessments and has purchased Tax Reserve Certificates totalling $45 million (2003: $40 million) pending the outcome of the objection. They are now in negotiation with the IRD and have made provisions of $61 million based on the expected outcome on these discussions. The directors of the Company believe that the resolution of this tax dispute will not result in a material additional unprovided tax liability.

(b) Reconciliation between tax expense and accounting profit at applicable tax rates:

	2004	2003
	$'000	*$'000*
Profit before tax	**243,924**	182,676
Notional tax on profit before tax calculated at the rates applicable to profits in the countries concerned	**40,162**	32,502
Tax effect of non-deductible expenses	**10,578**	4,745
Tax effect of non-taxable revenue	**(28,017)**	(27,069)
Tax effect of unused tax losses not recognised	**446**	3,115
Under/(over)-provision in prior years	**3,857**	(18)
Effect on opening deferred tax balances resulting from an increase in tax rate during the year	**–**	950
Others	**1,076**	215
Actual tax expense	**28,102**	14,440

8. *PROFIT ATTRIBUTABLE TO SHAREHOLDERS*

The consolidated profit attributable to shareholders includes a profit of $118,124,000 (2003: $155,292,000) which has been dealt with in the financial statements of the Company.

9. DIVIDENDS

(a) Dividends attributable to the year

	2004 $'000	2003 $'000
Interim dividend declared and paid of 10.0 cents (2003: 7.0 cents) per share	**31,462**	21,525
Special interim dividend declared and paid of nil cents (2003: 21.0 cents) per share	**–**	64,575
Special dividend proposed after the balance sheet date of nil cents (2003: 6.0 cents) per share	**–**	18,622
Final dividend proposed after the balance sheet date of 28.0 cents (2003: 22.0 cents) per share	**88,604**	68,281
	120,066	173,003

The dividends attributable to the years ended 31 December 2003 and 2004 are scrip dividends with a cash option.

The final dividend proposed after the balance sheet date has not been recognised as a liability at the balance sheet date.

(b) Dividends attributable to the previous financial year, approved and paid during the year

	2004 $'000	2003 $'000
Special dividend in respect of the previous financial year, approved and paid during the year, of 6.0 cents (2003: 4.0 cents) per share	**18,622**	12,164
Final dividend in respect of the previous financial year, approved and paid during the year, of 22.0 cents (2003: 18.0 cents) per share	**68,281**	54,736
	86,903	66,900

10. EARNINGS PER SHARE

(a) Basic earnings per share

The calculation of basic earnings per share is based on the profit attributable to shareholders of $192,712,000 (2003: $151,241,000) and on the weighted average of 312,459,056 shares (2003: 306,195,391 shares) in issue during the year.

(b) Diluted earnings per share

The calculation of diluted earnings per share is based on the profit attributable to shareholders of $192,712,000 (2003: $151,241,000) and the weighted average number of shares of 314,348,690 shares (2003: 307,636,259 shares) after adjusting for the effects of all dilutive potential shares.

10. *EARNINGS PER SHARE* *(Continued)*

(c) Reconciliation

	2004 Number of shares	2003 Number of shares
Weighted average number of shares used in calculating basic earnings per share	**312,459,056**	306,195,391
Deemed issue of shares for no consideration arising from share options	**1,889,634**	1,440,868
Weighted average number of shares used in calculating diluted earnings per share	**314,348,690**	307,636,259

11. *FIXED ASSETS*

The Group

	Land and buildings $'000	Plant, machinery, tools and equipment $'000	Others $'000	Total $'000
Cost:				
At 1 January 2004	323,919	514,375	200,595	1,038,889
Exchange adjustment	283	255	328	866
Additions	198	63,911	19,734	83,843
Transfer	1,771	416	(2,187)	–
Disposals	(3,248)	(904)	(54)	(4,206)
At 31 December 2004	**322,923**	**578,053**	**218,416**	**1,119,392**
Aggregate depreciation:				
At 1 January 2004	56,784	406,450	160,993	624,227
Exchange adjustment	77	224	200	501
Charge for the year	7,749	60,739	15,092	83,580
Transfer	26	36	(62)	–
Written back on disposals	(362)	(578)	(53)	(993)
At 31 December 2004	**64,274**	**466,871**	**176,170**	**707,315**
Net book value:				
At 31 December 2004	**258,649**	**111,182**	**42,246**	**412,077**
At 31 December 2003	267,135	107,925	39,602	414,662

Other fixed assets comprise mainly leasehold improvements, furniture, fixtures, office equipment and motor vehicles.

11. FIXED ASSETS (Continued)

The analysis of the net book value of properties is as follows:

	2004	2003
	$'000	$'000
In Hong Kong		
– under medium-term leases	**140,469**	145,447
Outside Hong Kong		
– freehold	**537**	543
– under long-term leases	**51,659**	52,615
– under medium-term leases	**55,941**	58,187
– no specified lease term	**10,043**	10,343
	118,180	121,688
	258,649	267,135

The gross amount of fixed assets of the Group held for use in operating leases was $31,625,000 (2003: $31,584,000), the related accumulated depreciation was $8,551,000 (2003: $8,055,000) at 31 December 2004 and the depreciation charge for the year was $496,000 (2003: $494,000).

12. INTANGIBLE ASSETS

	Patent rights
	$'000
Cost:	
At 1 January 2004 and 31 December 2004	**30,845**
Accumulated amortisation:	
At 1 January 2004	(2,173)
Charge for the year	(1,622)
At 31 December 2004	**(3,795)**
Net book value:	
At 31 December 2004	**27,050**
At 31 December 2003	28,672

The amortisation charge for the year is included in "other operating expenses" in the consolidated income statement.

13. GOODWILL

	$'000
Cost:	
At 1 January 2004 and 31 December 2004	33,640
Accumulated amortisation:	
At 1 January 2004	(3,618)
Amortisation for the year	(1,682)
At 31 December 2004	**(5,300)**
Carrying amount:	
At 31 December 2004	**28,340**
At 31 December 2003	30,022

The amortisation for the year is included in "other operating expenses" in the consolidated income statement.

14. INTEREST IN SUBSIDIARIES

(a) The Company

	2004	2003
	$'000	*$'000*
Unlisted shares, at cost	**101,453**	101,453
Amounts due from subsidiaries	**859,217**	809,898
	960,670	911,351

All of these are controlled subsidiaries as defined under note 1(c) and have been consolidated into the Group's financial statements.

(Expressed in Hong Kong dollars)

14. *INTEREST IN SUBSIDIARIES (Continued)*

(a) The Company *(Continued)*

Details of these subsidiaries are as follows:

	Name of company	Place of incorporation/ operation	Particulars of issued/ registered capital	Percentage of equity held by Company	Percentage of equity held by Subsidiaries	Principal activities
	Varitronix (B.V.I.) Limited	British Virgin Islands/ Hong Kong	18,480 ordinary shares of US$1 each	100%	-	Investment holding
	Varintelligent (BVI) Limited	British Virgin Islands/ Hong Kong	1 ordinary share of US$1 each	100%	-	Holding and licensing of trademarks
	Vogue Industries Limited	British Virgin Islands/ Hong Kong	100 ordinary shares of US$1 each	100%	-	Investment holding
	Varitronix Limited	Hong Kong	2 ordinary shares of $1,000 each 1,848 non-voting deferred ordinary shares of $1,000 each	-	100%	Design, manufacture and sale of liquid crystal displays and related products
	Varitronix (Malaysia) Sdn. Bhd.	Malaysia	38,000,000 Ordinary shares of Myr$1 each	-	100%	Design, manufacture and sale of liquid crystal displays and related products
#*	Varitronix (Heyuan) Co. Ltd.	The People's Republic of China	Rmb56,096,000	-	90.1%	Manufacture of liquid crystal displays and related products
#*	Varitronix (Heyuan) Display Technology Limited	The People's Republic of China	Rmb109,212,224	-	100%	Manufacture of liquid crystal displays and related products
*	Varitronix Manufacturing (BVI) Limited	British Virgin Islands/The People's Republic of China	100 ordinary shares of US$1 each	-	100%	Subcontract and operate production plant in the People's Republic of China
#	Varitronix Pengyuan Limited	The People's Republic of China	Rmb8,000,000	-	51%	Liquid crystal displays business

(Expressed in Hong Kong dollars)

14. *INTEREST IN SUBSIDIARIES (Continued)*

(a) The Company *(Continued)*

	Name of company	Place of incorporation/ operation	Particulars of issued/ registered capital	Percentage of equity held by Company	Percentage of equity held by Subsidiaries	Principal activities
*	Varitronix (Singapore) Pte Ltd.	Singapore	200,000 ordinary shares of SGD 1 each	–	100%	Research development centre
*	Varitronix (U.K.) Limited	United Kingdom	100 ordinary shares of £10 each	–	100%	Marketing and sales consultants
*	VL Electronics, Inc.	United States	5,000 common stock of US$10 each	–	100%	Marketing and sales consultants
*	Varitronix (Canada) Limited	Canada	100 ordinary shares of C$1 each	–	100%	Marketing and sales consultants
*	Varitronix Italia, s.r.l.	Italy	25,000 ordinary shares of €0.52 each	–	100%	Marketing and sales consultants
*	Varitronix GmbH	Germany	100,000 shares of €0.51 each	–	60%	Marketing and sales consultants
	Varitronix (France) SAS	France	2,500 ordinary shares of €15.25 each	–	100%	Marketing and sales consultants
	Link Score Investment Limited	Hong Kong	100 ordinary shares of $1 each	–	100%	Property investment and investment holding
	Polysources Properties Limited	Hong Kong	2 ordinary shares of $100 each 154 non-voting deferred ordinary shares of $100 each	–	100%	Property investment
*	Starel Trading Limited	Republic of Cyprus/United Kingdom	1,000 shares of Cyprus £1 each	–	100%	Property investment
*	Quest Industries Limited	British Virgin Islands/The People's Republic of China	100 ordinary shares of US$1 each	–	100%	Property investment

(Expressed in Hong Kong dollars)

14. INTEREST IN SUBSIDIARIES (Continued)

(a) The Company (Continued)

	Name of company	Place of incorporation/ operation	Particulars of issued/ registered capital	Percentage of equity held by Company	Percentage of equity held by Subsidiaries	Principal activities
	Cadac Electronic (M) Sdn. Bhd.	Malaysia	276,002 ordinary shares of Myr$1 each	–	100%	Property investment
	Varitronix Finance Limited	British Virgin Islands/ Hong Kong	100 ordinary shares of US$1 each	–	100%	Provision of financial co-ordination services for group companies and holding of trading securities
	Varitronix Investment Limited	British Virgin Islands/ Hong Kong	5,000 ordinary shares of US$1 each	–	100%	Investment holding
*	Varitronix Marketing Limited	British Virgin Islands/ United Kingdom	1,000 shares of US$1 each	–	100%	Investment holding
*	Mcalpine Management Limited	British Virgin Islands/ United Kingdom	1,000 shares of US$1 each	–	100%	Investment holding
*	Varitronix Marketing (China) Limited	British Virgin Island/ The People's Republic of China	1 share of US$1	–	100%	Investment holding
*	Varitronix (Shenzhen) Limited	British Virgin Island/ The People's Republic of China	1 share of US$1	–	100%	Investment holding
	Varitronix Agencies Limited	British Virgin Islands/ Hong Kong	50,000 shares of US$1 each	–	100%	Dormant
*	Varitronix Optech Limited	Hong Kong	100,000 ordinary shares of $1 each	–	100%	Dormant

14. *INTEREST IN SUBSIDIARIES* *(Continued)*

(a) The Company *(Continued)*

* Companies not audited by KPMG. The financial statements of the subsidiaries not audited by KPMG reflect total assets and total turnover constituting approximately 14% (2003: 22%) and 8% (2003: 32%) respectively of the related consolidated totals.

# Name of company	Type of legal entity
Varitronix (Heyuan) Co. Ltd.	Sino-foreign co-operative joint venture
Varitronix Pengyuan Limited	Sino-foreign equity joint venture
Varitronix (Heyuan) Display Technology Limited	Wholly owned foreign enterprise

15. *INTEREST IN ASSOCIATE*

	The Group	
	2004	2003
	$'000	*$'000*
Share of net assets	–	4,490
Amount due from associate	–	799
	–	5,289

The Group had a 50% interest in the equity of Varitronix EC (Malaysia) Sdn. Bhd. in 2003 which was disposed of during the year. Details as at 31 December 2003 were as follows:

Name of company	Country of incorporation and operation	Particulars of issued and paid up capital	Percentage of equity held by subsidiary	Principal activities
Varitronix EC (Malaysia) Sdn. Bhd.	Malaysia	11,324,250 class 'B' ordinary shares of Myr$1 each	100% of class 'B' ordinary shares	Design, manufacture and sale of electrochromic mirror systems

16. NON-TRADING SECURITIES

	The Group	
	2004	2003
	$'000	*$'000*
Debt securities		
Listed outside Hong Kong	**23,930**	138,976
Unlisted	**18,947**	3,306
	42,877	142,282
Equity securities		
Listed in Hong Kong	**5,360**	3,957
Unlisted	**7,751**	7,751
Investment funds listed outside Hong Kong	**–**	4,259
Unlisted investment funds	**4,501**	13,361
	17,612	29,328
Total	**60,489**	171,610

17. TRADING SECURITIES

	The Group	
	2004	2003
	$'000	*$'000*
Debt securities		
Listed outside Hong Kong	**32,752**	36,322
Unlisted	**5,781**	–
	38,533	36,322
Equity securities		
Listed		
– in Hong Kong	**9,423**	3,659
– outside Hong Kong	**23,712**	33,701
	33,135	37,360
Unlisted investment funds	**18,918**	24,958
	52,053	62,318
Total	**90,586**	98,640

18. INVENTORIES

	The Group	
	2004	2003
	$'000	*$'000*
Raw materials	**188,703**	141,780
Work in progress	**42,579**	38,177
Finished goods	**81,133**	57,282
	312,415	237,239

Included in finished goods are inventories of $5,594,000 (2003: $3,567,000) stated net of a provision, made in order to state these inventories at the lower of their cost and estimated net realisable value.

19. TRADE AND OTHER RECEIVABLES

Included in trade and other receivables are trade debtors and bills receivable (net of specific provisions for bad and doubtful debts) with the following ageing analysis:

	The Group	
	2004	2003
	$'000	*$'000*
Within 60 days of the invoice issue date	**437,715**	161,410
61 to 90 days after the invoice issue date	**40,565**	60,927
91 to 120 days after the invoice issue date	**5,255**	11,715
More than 120 days but less than 12 months after the invoice issue date	**17,647**	15,311
	501,182	249,363

Debts are due within 90 days from the date of the invoice.

(Expressed in Hong Kong dollars)

20. CASH AND CASH EQUIVALENTS

	The Group		The Company	
	2004	2003	**2004**	2003
	$'000	*$'000*	***$'000***	*$'000*
Deposits with banks and other financial institutions	**587,871**	495,574	**–**	–
Cash at bank and in hand	**81,535**	53,585	**419**	704
Cash and cash equivalents in the balance sheet	**669,406**	549,159	**419**	704
Bank overdrafts	**(12)**	(14,275)		
Cash and cash equivalents in the cash flow statement	**669,394**	534,884		

21. BANK LOANS AND OVERDRAFTS

Unsecured, interest-bearing bank loans and overdrafts are repayable as follows:

	The Group	
	2004	2003
	$'000	*$'000*
Within 1 year or on demand	**98,750**	86,298

22. TRADE AND OTHER PAYABLES

Included in trade and other payables are trade creditors and bills payable with the following ageing analysis:

	The Group	
	2004	2003
	$'000	*$'000*
Within 60 days of supplier invoice date	**216,675**	121,423
61 to 120 days after supplier invoice date	**23,268**	15,498
More than 120 days but within 12 months after supplier invoice date	**13,293**	3,880
	253,236	140,801

23. CONVERTIBLE NOTES

	Principal amount and carrying value
	$'000
Balance at 31 December 2003 and 2004	31,200

The notes in issue at 31 December 2004 may be converted up to 26 September 2010 at the option of the noteholders into shares of the Company at a conversion price, subject to adjustment in certain circumstances, of $13.81 per share. The notes bear interest at 6 percent per annum until conversion of any portion of the notes, and thereafter at 2 percent per annum. In event of conversion, the noteholders are required to return to the Group the amount of interest in excess of the rate of 2 percent per annum previously received.

24. INCOME TAX IN THE BALANCE SHEET

(a) Current taxation in the balance sheet represents:

	The Group	
	2004	2003
	$'000	$'000
Provision for Hong Kong Profits Tax for the year	**19,336**	9,239
Provisional Profits Tax paid	**(267)**	(324)
Balance of Profits Tax recoverable relating to prior years	**(7,215)**	(13,510)
Overseas tax	**587**	74
	12,441	(4,521)
Tax recoverable	**(1,667)**	(6,006)
Tax payable	**14,108**	1,485
	12,441	(4,521)

24. *INCOME TAX IN THE BALANCE SHEET (Continued)*

(b) Deferred tax liabilities recognised:

The components of deferred tax liabilities recognised in the balance sheet and the movements during the year are as follows:

	Depreciation allowances in excess of depreciation	Tax allowances for intangible assets in excess of amortisation	Provisions	Others	Total
	$'000	*$'000*	*$'000*	*$'000*	*$'000*
At 1 January 2003	13,164	167	(3,188)	–	10,143
Charge/(credit) to income statement	(4,498)	4,850	4	–	356
At 31 December 2003	8,666	5,017	(3,184)	–	10,499
At 1 January 2004	8,666	5,017	(3,184)	–	10,499
Charge/(credit) to income statement	225	(283)	(3,718)	(1,346)	(5,122)
At 31 December 2004	**8,891**	**4,734**	**(6,902)**	**(1,346)**	**5,377**

25. *SHARE CAPITAL*

	2004 No. of shares		2003 No. of shares	
	No. of shares	**Amount**	No. of shares	Amount
	'000	***$'000***	*'000*	*$'000*
Authorised:				
Ordinary shares of $0.25 each	**400,000**	**100,000**	400,000	100,000

	2004		2003	
	No. of shares	**Amount**	No. of shares	Amount
	'000	*$'000*	*'000*	*$'000*
Issued and fully paid:				
At 1 January	**310,295**	**77,574**	304,091	76,023
Shares issued under share option scheme	**159**	**40**	769	192
Allotment of shares from scrip dividends	**5,781**	**1,445**	5,435	1,359
At 31 December	**316,235**	**79,059**	310,295	77,574

(Expressed in Hong Kong dollars)

25. *SHARE CAPITAL (Continued)*

Share Option Scheme

The Company had a Share Option Scheme for the employees of the Group which was adopted on 6 June 1991, subsequently amended on 8 June 1999 and expired on 5 June 2001. The options under the first Share Option Scheme are exercisable for a period of ten years following the date of grant. A second Share Option Scheme of the Company for the employees of the Group was adopted on 22 June 2001 and terminated on 12 May 2003. The options under the second Share Option Scheme are exercisable for a period of ten years following the date of grant.

A third Share Option Scheme of the Company was adopted on 12 May 2003 as an incentive to the Group's employees and business associates. The directors of the Company are authorised, at their discretion, to invite any employee, director, including executive and non-executive directors, or business associate of any company in the Group, to take up options to subscribe for shares at a price determined by the board and notified to each grantee and which will not be less than the closing price of the shares on the Stock Exchange on the date of offer of the option granted to such grantee or the average of the closing prices of the shares on the Stock Exchange on the five trading days immediately preceding the date of offer of the option granted to such grantee or the nominal value of the shares, whichever is higher.

The maximum number of shares in respect of which options may be granted under the third Share Option Scheme and any other Share Option Schemes of the Company may not exceed 10 percent of the issued share capital of the Company at the date of approval of the third Share Option Scheme. The options under the third Share Option Scheme are exercisable for a period of ten years from the date of grant.

(i) Movements in share options

	2004 **Number**	2003 Number
At 1 January	**6,393,750**	6,657,750
Issued	**11,896,000**	532,500
Exercised	**(159,000)**	(769,000)
Cancelled	**(69,500)**	(27,500)
At 31 December	**18,061,250**	6,393,750

(Expressed in Hong Kong dollars)

25. *SHARE CAPITAL (Continued)*

(ii) Terms of unexpired and unexercised share options at balance sheet date

Date granted	Exercise period	Exercise price	2004 Number	2003 Number
9 June 1999	9 July 1999 to 8 July 2009	$10.90	**580,250**	592,250
1 June 2000	1 July 2000 to 30 June 2010	$11.30	**688,000**	712,000
30 August 2001	30 August 2001 to 29 August 2011	$3.06	**265,000**	283,500
13 September 2002	13 September 2002 to 12 September 2012	$3.905	**199,000**	280,500
30 October 2002	31 October 2002 to 30 October 2012	$4.605	**4,000,000**	4,000,000
6 October 2003	6 October 2003 to 5 October 2013	$7.35	**433,000**	525,500
20 December 2004	20 December 2004 to 19 December 2014	$7.50	**2,596,000**	–
21 December 2004	21 December 2004 to 20 December 2014	$7.45	**9,300,000**	–
			18,061,250	6,393,750

At 31 December 2004 all share options were held by employees of the Group and were fully vested.

(iii) Share options granted

Exercise period	Exercise price	2004 Number	2003 Number
6 October 2003 to 5 October 2013	$7.35	–	532,500
20 December 2004 to 19 December 2014	$7.50	**2,596,000**	–
21 December 2004 to 20 December 2014	$7.45	**9,300,000**	–
		11,896,000	532,500

The consideration paid by each employee for the options granted was $1.

25. SHARE CAPITAL *(Continued)*

(iv) Share options exercised

Exercise date	Exercise price	Market value per share at exercise date	Number	Proceeds received HK$
2004				
20 February – 25 October	$3.060	$7.30 – $8.25	18,500	56,610
9 February – 29 November	$3.905	$6.40 – $8.25	81,500	318,258
4 February – 28 September	$7.350	$7.65 – $8.30	59,000	433,650
			159,000	808,518
2003				
19 May – 17 December	$3.060	$5.20 – $8.80	333,000	1,018,980
16 April – 30 December	$3.905	$4.65 – $8.80	429,000	1,675,245
3 November – 17 November	$7.350	$8.25 – $8.80	7,000	51,450
			769,000	2,745,675

26. RESERVES

(a) The Group

	Share premium	Exchange fluctuation reserve	Investment revaluation reserve	Other reserves (note)	Retained profits	Total
	$'000	$'000	$'000	$'000	$'000	$'000
2003						
At 1 January 2003	579,172	(21,195)	6,604	1,304	747,794	1,313,679
Special and final dividends approved in respect of the previous year	–	–	–	–	(66,900)	(66,900)
Share premium arising from issue of shares	37,114	–	–	–	–	37,114
Revaluation surplus	–	–	772	–	–	772
Revaluation surplus transferred to the income statement on disposal of securities	–	–	(4,884)	–	–	(4,884)
Profit for the year	–	–	–	–	151,241	151,241
Interim and special interim dividends declared in respect of the current year	–	–	–	–	(86,100)	(86,100)
Transfer to other reserves	–	–	–	629	(629)	–
Exchange differences	–	4,722	–	–	–	4,722
At 31 December 2003	616,286	(16,473)	2,492	1,933	745,406	1,349,644

26. RESERVES *(Continued)*

(a) The Group *(Continued)*

	Share premium	Exchange fluctuation reserve	Investment revaluation reserve	Other reserves (note)	Retained profits	Total
	$'000	$'000	$'000	$'000	$'000	$'000
2004						
At 1 January 2004	616,286	(16,473)	2,492	1,933	745,406	1,349,644
Special and final dividends approved in respect of the previous year	–	–	–	–	(86,903)	(86,903)
Share premium arising from issue of shares	41,103	–	–	–	–	41,103
Revaluation surplus	–	–	2,685	–	–	2,685
Revaluation deficit transferred to the income statement on disposal of securities	–	–	188	–	–	188
Profit for the year	–	–	–	–	192,712	192,712
Interim dividends declared in respect of the current year	–	–	–	–	(31,462)	(31,462)
Exchange differences	–	4,004	–	–	–	4,004
At 31 December 2004	**657,389**	**(12,469)**	**5,365**	**1,933**	**819,753**	**1,471,971**

Profits are retained as follows:

	2004	2003
By the Company and its subsidiaries	**819,753**	760,025
By associate	–	(14,619)
	819,753	745,406

Note: Other reserves comprise statutory reserves required in respect of the PRC incorporated subsidiaries.

26. RESERVES *(Continued)*

(b) The Company

	Share premium *(note a)* $'000	Contributed surplus *(note b)* $'000	Retained profit $'000	Total $'000
At 1 January 2003	579,172	51,636	155,078	785,886
Special and final dividends approved in respect of the previous year	–	–	(66,900)	(66,900)
Share premium arising from issue of shares	37,114	–	–	37,114
Profit for the year	–	–	155,292	155,292
Interim and special interim dividends declared in respect of the current year	–	–	(86,100)	(86,100)
At 31 December 2003	616,286	51,636	157,370	825,292
At 1 January 2004	616,286	51,636	157,370	825,292
Special and final dividends approved in respect of the previous year	–	–	(86,903)	(86,903)
Share premium arising from issue of shares	41,103	–	–	41,103
Profit for the year	–	–	118,124	118,124
Interim dividends declared in respect of the current year	–	–	(31,462)	(31,462)
At 31 December 2004	**657,389**	**51,636**	**157,129**	**866,154**

Notes:

(a) Under the Bye-laws of the Company, share premium is not distributable.

(b) The excess value of the shares of the subsidiaries acquired pursuant to the Group reorganisation scheme in 1991 over the nominal value of the new shares of the company issued in exchange is credited to the contributed surplus account. Under the Companies Act 1981 of Bermuda (as amended) and the Bye-laws of the company, the contributed surplus is distributable to shareholders. However, the directors have no current intention to distribute this surplus.

(c) The distributable reserves at 31 December 2004 amounted to $208,765,000 (2003: $209,006,000).

27. SEGMENT REPORTING

Segment information is presented in respect of the Group's business and geographical segments. Business segment information is chosen as the primary reporting format because this is more relevant to the Group's internal financial reporting.

Business segment

As all of the Group's turnover and profits were derived from the design, manufacture and sale of liquid crystal displays and related products, accordingly no separate business segment analysis is presented for the Group.

Geographical segments

In presenting information on the basis of geographical segments, segment revenue is based on the geographical locations of customers. Segment assets and capital expenditure are based on the geographical location of the assets.

	Hong Kong and PRC		Rest of Asia		Europe		North America		Others	
	2004	2003	**2004**	2003	**2004**	2003	**2004**	2003	**2004**	2003
	$'000	*$'000*	***$'000***	*$'000*	***$'000***	*$'000*	***$'000***	*$'000*	***$'000***	*$'000*
Revenue from external customers	**941,308**	421,431	**298,571**	163,154	**632,932**	583,784	**89,103**	94,072	**44,417**	12,347
Segment assets	**1,869,751**	1,549,279	**119,683**	136,194	**95,300**	75,150	**26,893**	29,633		
Capital expenditure incurred during the year	**80,432**	113,352	**2,571**	14,978	**793**	1,316	**47**	46		

Revenue from external customers located in Europe is analysed as follows:

	2004	2003
	$'000	*$'000*
France	**127,224**	120,521
United Kingdom	**100,358**	95,934
Germany	**146,087**	126,545
Other European countries	**259,263**	240,784
	632,932	583,784

There is no major disparity in the ratios between turnover and profit in relation to the above geographical locations, hence no analysis is given of the profit contributions from the above geographical locations.

28. CAPITAL AND OTHER COMMITMENTS

(a) Capital commitments representing purchase of property, plant and equipment not provided for in the financial statements were as follows:

	The Group	
	2004	2003
	$'000	$'000
Contracted for	**7,184**	15,117

(b) Other commitments

At 31 December 2004 in addition to the above, the Group had commitments to contribute capital of $11,320,000 to the establishment of a JV Company in the PRC.

(c) At 31 December 2004, the total future minimum lease payments under non-cancellable operating leases for properties are payable as follows:

	2004	2003
	Properties	Properties
	$'000	$'000
Within 1 year	**3,657**	1,470
After 1 year but within 5 years	**5,429**	1,167
	9,086	2,637

29. CONTINGENT LIABILITIES

At 31 December 2004, the Company had contingent liabilities for guarantees given to banks in respect of banking facilities granted to certain subsidiaries, which were utilised to the extent of $76,674,000 (2003: $72,023,000).

30. MATERIAL RELATED PARTY TRANSACTIONS

There were no material related party transactions during the year (2003: Nil).

(Expressed in Hong Kong dollars)

	Year ended 31 December				
	2000	2001	2002	2003	**2004**
	$'000	*$'000*	*$'000*	*$'000*	***$'000***
Results:					
Turnover	1,254,629	1,042,004	1,085,558	1,274,788	**2,006,331**
Profit from operations (note)	215,886	43,393	140,838	197,295	**249,169**
Finance cost	(1,382)	(2,901)	(3,134)	(2,913)	**(5,245)**
Share of profit/(losses) of associate	1,871	5,735	(1,654)	(11,706)	-
Profit from ordinary activities before taxation	216,375	46,227	136,050	182,676	**243,924**
Income tax	(9,887)	(13,749)	(10,863)	(14,440)	**(28,102)**
Minority interests	(6,145)	10,803	(6,968)	(16,995)	**(23,110)**
Profit attributable to shareholders	200,343	43,281	118,219	151,241	**192,712**
Assets and liabilities:					
Fixed assets	385,288	393,658	398,080	414,662	**412,077**
Intangible assets	–	–	–	28,672	**27,050**
Goodwill	–	33,386	31,704	30,022	**28,340**
Interest in associate	21,241	19,276	16,254	5,289	-
Non-trading securities	250,486	227,861	226,765	171,610	**60,489**
Net current assets	696,350	689,394	786,624	858,043	**1,115,559**
Total assets less current liabilities	1,353,365	1,363,575	1,459,427	1,508,298	**1,643,515**
Convertible notes	(31,200)	(31,200)	(31,200)	(31,200)	**(31,200)**
Deferred taxation	–	–	(10,143)	(10,499)	**(5,377)**
Other non-current liabilities	–	(21,324)	–	–	-
Minority interests	(27,349)	(22,265)	(28,382)	(39,381)	**(55,908)**
Net assets	1,294,816	1,288,786	1,389,702	1,427,218	**1,551,030**

Notes:

(1) In order to comply with Hong Kong Statement of Standard Accounting Practice No. 12 "Income taxes", the Group adopted a new accounting policy for income taxes in 2003. Figures for the year 2002 have been adjusted but it is not practicable to restate earlier years for comparison purposes.

(2) In order to comply with Hong Kong Statement of Standard Accounting Practice No. 34 "Employee benefits", the Group adopted a new accounting policy for long service payments in 2002. Figures for the year 2001 have been adjusted but it is not practicable to restate earlier years for comparison purposes.

	Location	Existing use	Percentage holding
1.	Tseung Kwan O Town Lot No. 39, Kowloon.	Industrial	100%
2.	4th Floor and the attached flat roofs, Liven House, Nos. 61-63 King Yip Street, Kwun Tong, Kowloon.	Warehouse	100%
3.	6th Floor & 9th Floor, Liven House, Nos. 61-63 King Yip Street, Kwun Tong, Kowloon.	Warehouse	100%
4.	10th Floor & 11th Floor, Liven House, Nos. 61-63 King Yip Street, Kwun Tong, Kowloon.	Warehouse	100%
5.	Flat G, 22nd Floor, Tower 1, Yue Man Centre, Nos. 300 and 302 Ngau Tau Kok Road, Kwun Tong, Kowloon.	Staff quarters	100%
6.	Flat B, 13th Floor, Tower 1, Yue Man Centre, Nos. 300 and 302 Ngau Tau Kok Road, Kwun Tong, Kowloon.	Staff quarters	100%
7.	Rooms 1003 and 1004, 10th Floor, Tower B, Hunghom Commercial Centre, No. 37 Ma Tau Wai Road, Kowloon.	Leased	100%
8.	Plot 40, Phase 4, Bayan Lepas Free Trade Zone, 11900 Bayan Lepas, Penang, Malaysia.	Industrial	100%

	Location	Existing use	Percentage holding
9.	Plot 3, Phase 4, Bayan Lepas Free Trade Zone, 11900 Bayan Lepas, Penang, Malaysia.	Industrial	100%
10.	Sri Penang 6-2, Lega Road, Penang, Malaysia.	Staff quarters	100%
11.	Dongpu Town, Yuancheng District, Heyuan City, Guangdong, The People's Republic of China.	Industrial	90.1%
12.	Tangliaoxiacun, Xintang, Administrative Region, Dongpu Town, Yuancheng District, Heyuan City, Guangdong, The People's Republic of China.	Industrial	100%
13.	128 Heyuan Road, Yuancheng District, Heyuan City, Guangdong, The People's Republic of China.	Industrial	100%
14.	Flat C601-604, 6th Floor, Block 10, Nam Wai Centre, Buket, Baoan County, Guangdong Province, The People's Republic of China.	Staff quarters	100%
15.	Unit 3 Milbanke Court, Milbanke Way, Bracknell, Berkshire, United Kingdom.	Office	100%

Note: The above properties are either freehold, held on long or medium-term leases or have no specified lease term.



精 電 國 際 有 限 公 司


07:10
VARITRONIX
FILM LCD

年 報



目錄

董事會

張樹成博士(主席)
蔡東豪
甄仕坤博士
鍾信明
郭兆坤
賀德懷
高錕教授*
呂志成*
盧永仁博士*
袁健*
侯自強*

* 獨立非執行董事

秘書

賀德懷

律師

趙不渝馬國強律師事務所

核數師

畢馬威會計師事務所

銀行

匯豐私人銀行(瑞士)有限公司
花旗銀行
渣打銀行
上海商業銀行

註冊辦事處

Clarendon House
Church Street
Hamilton HM11
Bermuda

總辦事處及主要營業地點

香港
將軍澳
將軍澳工業村
駿昌街22號

主要股份登記處

Butterfield Corporate Services Limited
Rosebank Centre
14 Bermudiana Road
Hamilton
Bermuda

香港股份登記分處

香港中央證券登記有限公司
香港
皇后大道東183號
合和中心17樓 1712-16鋪

美國預託證券機構

The Bank of New York
American Depositary Receipts
101 Barclay Street, 22W
New York, NY 10286
USA

網址

http://www.varitronix.com

產品銷售地點


2003
2004

	2004	2003
香港及中國	**46.9%**	33.1%
亞洲其他地區	**14.9%**	12.8%
北美洲	**4.4%**	7.4%
英國	**5.0%**	7.5%
德國	**7.3%**	9.9%
法國	**6.3%**	9.5%
其他歐洲國家	**12.9%**	18.9%
其他	**2.3%**	0.9%
總數	**100%**	100%

營業額／股東應佔溢利


港幣（百萬元）
2,200
2,000
1,800
1,600
1,400
1,200
1,000
800
600
400
200
0
1,255
200
1,042
43
1,086
118
1,275
151
2,006
193
2000
2001
2002
2003
2004
營業額
股東應佔溢利

股價走勢（一九九一年七月一日至二零零五年三月三十一日）


港元
25
20
15
10
5
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
高位-低位
25-天線
200-天線

業務回顧

營運回顧

二零零四年對精電而言乃豐收的一年。本集團不僅錄得顯著的業務增長，更於擴充市場、提升產品組合、付運新產品及研發方面取得重大成就。

截至二零零四年十二月三十一日止年度，本集團的營業額較二零零三年的1,275,000,000港元大幅上升57%至2,006,000,000港元。股東應佔溢利達193,000,000港元，較去年的151,000,000港元上升28%。每股基本盈利為62港仙（二零零三年：49港仙）。本集團維持穩健的財務狀況，於二零零四年十二月三十一日的流動投資組合價值為820,000,000港元。

本集團於回顧年內成功擴闊收益來源。除內地電訊產品的銷售錄得顯著升幅外，集團在韓國、歐洲及北美的電子消費品、工業及汽車產品市場亦維持理想的增長，讓我們同時維持均衡的產品組合及拓展多元化的市場。

香港及中國市場的表現最為出色，營業額大幅上升123%至941,000,000港元，並超越歐洲成為本集團最大市場，佔總營業額的47%。此增長主要由於中國市場對手機液晶體顯示屏(LCD)的需求殷切所致。韓國現時為發展個人數碼娛樂產品最迅速的市場，在其帶動下，其他亞洲市場的銷售亦不斷擴展，佔總營業額的15%。歐洲則仍然是邊際利潤較高的汽車及工業產品的主要市場，佔總營業額32%，北美市場則佔餘下的4%。

就產品類別而言，電訊產品銷售錄得強勁增長。近期，由於CSTN-LCD及TFT-LCD的價格差距收窄，令TFT-LCD日益受市場歡迎。本集團亦於年內付運大量附有TFT-LCD的手機。TFT-LCD組裝業務亦為我們帶來理想收入，並成為本集團期內的收入增長來源。

我們持續在汽車產品業務所作的投資，讓我們取得多家國際著名的汽車品牌公司為客戶，並成功在歐洲建立了強大的根據地。本集團的優質產品不僅能符合業內所製訂之嚴謹安全及標準，而且更取得TS 16949認證，有助我們進一步擴展此項業務以及將汽車產品引入亞洲市場。此外，我們的工業／消費品市場亦表現卓越，錄得雙位數增長。我們一直專注拓展此項業務，提供度身訂造的產品以滿足客戶不同的要求，從而坐享較高的邊際利潤。而我們的LCD解決方案亦大受韓國客戶歡迎，為工業／消費產品業務帶來額外的增長動力。

本集團亦繼續拓展在科技上的領域。我們的研發能力有效地為客戶提供優質的彩色方案。在回顧年內，集團繼續開發創新的LCD產品，包括微型顯示屏、Zenithal雙穩態膽液晶顯示屏、靈活顯示屏及全彩色有機發光二極管顯示屏。此舉增加我們的產品種類之餘，亦鞏固我們於業內的領導地位。

在回顧年內，本集團生產設施的平均使用率保持在高水平。配備最精密設備及機器的河源新廠房，自二零零三年底投產以來一直順利運作。本集團藉著大規模生產提升營運效率及回報，並維持可觀邊際利潤。

展望


DIDIGO
設有雙穩態BCD顯示的USB矽碟機 ——
圖片由萬國電腦股份有限公司提供


ISTN顯示屏

展望二零零五年，我們預期LCD業務將繼續蓬勃發展。我們所有產品的訂單情況良好，其中以電訊及工業／消費產品的訂單尤為理想。我們亦將進一步提升各地市場的銷售。具有龐大增長潛力的香港及中國將仍是我們的主要市場，其次是歐洲及其他亞洲地區。我們亦將致力進軍擁有強大個人數碼娛樂系統及汽車產品需求的韓國市場。

電訊市場繼續為本集團帶來增長。隨著彩色顯示屏迅速取代單色顯示屏，我們將透過推出更多具備不同尺寸及功能的彩色LCD方案，以擴闊產品組合。此舉將有助我們把握龐大的市場商機，並為客戶提供更全面選擇，以滿足他們各式各樣的要求。此外，CSTN-LCD及TFT-LCD的價格差距收窄，將有望刺激TFT-LCD的銷售。

在現有的科技領域之上，我們繼續致力研發新一代顯示器解決方案—「零電源」顯示屏及微型顯示屏。我們亦將特別專注開發全彩色有機發光二極管顯示屏，以及積極尋求投資於亞洲有機發光二極管生產商的機遇。此等投資不僅有助我們即時進軍有機發光二極管市場，更令我們達到擁有不同技術特性的多元化解決方案的宗旨。

根據現時的訂單狀況及撇除不可預料的情況，我們對未來充滿信心，並將繼續於來年爭取更佳的表現。

此外，為蔡東豪先生加盟本集團出任行政總裁一職，我們感到非常高興。相信蔡先生豐富的管理及財務經驗及見識，將有助本集團開拓新業務範疇，及進一步發展LCD及有機發光二極管顯示屏業務，從而為股東帶來更可觀回報。

最後，我謹代表董事局向在過去一年不斷努力和作出貢獻的同事致謝。同時，亦感謝客戶、供應商及股東對我們的支持。

張樹成博士
主席

香港，二零零五年四月十八日

本集團的表現在主席報告中有詳細分析。此部份旨在提供在主席報告中沒有提及的資料。

現金流量

本集團在二零零四年繳付了約港幣84,000,000元於資本性投資，本集團之現金淨流入仍達港幣132,000,000元。資本性投資主要用於為河源新廠添置廠房，機器，工具及設備。

來自經營業務之現金達港幣149,000,000元，較二零零三年之相關數字減少港幣119,000,000元。變動之原因主要為客戶及其他應收款項之增加。

由於出售非交易證券所得款項增加及購買固定資產、專利權之費用減少，用於投資活動之淨現金由二零零三年之港幣53,000,000 元增加至本年之來自投資活動之淨現金港幣57,000,000元。

由於二零零四年較二零零三年繳付較少股息，所以用於融資活動之淨現金由二零零三年之港幣104,000,000元減少至港幣58,000,000元。

財務狀況，流動資金及財政資源

本集團之財政狀況維持穩健。於二零零四年十二月三十一日，本集團之股東資金總額約為1,600,000,000港元，本集團之流動比率（流動資產總額對負債總額之比例）於二零零四年十二月三十一日為2.73（二零零三年：2.92）。

於年底時，本集團持有價值達820,000,000港元（二零零三年：819,000,000港元）之流動投資組合，當中669,000,000港元（二零零三年：549,000,000港元）為現金及現金等價物，而151,000,000港元（二零零三年：270,000,000港元）則為證券。未抵押附息銀行貸款及透支升至99,000,000港元（二零零三年：86,000,000港元）。

本集團在本年度之存貨流動比率為7.3倍（二零零三年：5.9倍）。本年度之客戶應收款流動比率為91.2日（二零零三年：71.4日）。本年度之資產回報率有滿意增長升至12.4%（二零零三年：10.6%）。

僱員及薪酬政策

於二零零四年十二月三十一日，本集團於全球共僱用4,510名員工，其中約511名，3,582名及417名分別駐於香港，中國及海外。本集團僱員之薪酬乃根據彼等之表現、資歷及市場現行薪酬水平而釐定。本集團制定有僱員購股權計劃，並為其在中國之僱員提供免費宿舍。

或然負債

有關或然負債之詳情載於財務報表附註29。

外匯風險

本集團大部分業務仍然以美元及港元結算，再加上本集團大部分資產亦以此兩種貨幣作為單位，可確保本集團之匯率波動風險甚微。

1. 客戶及供應商

以下為本集團截至二零零四年十二月三十一日止財政年度內之主要客戶銷售額及供應商之購買額資料：

(a) **主要客戶**

	佔本集團之銷售總額比率
最大客戶	10%
五大客戶之總和	41%

(b) **主要供應商**

	佔本集團之購買總額比率
最大供應商	14%
五大供應商之總和	53%

本年度內，概無董事、彼等之聯繫人士及任何股東（據董事所知，持有本公司股本超過5%之人士）於本集團主要客戶及供應商擁有實質權益。

2. 財務回顧

本集團於截至二零零四年十二月三十一日止年度之主要收入大部分來自銷售液晶顯示器及液晶體顯示器微型組件。全年營業額達2,006,331,000港元，較上年度上升57%。經營溢利為249,169,000港元。股東應佔溢利為192,712,000港元，較上年度上升27%。

本集團於二零零四年度出現現金流入淨額。於二零零四年十二月三十一日結存於銀行及其他財務機構之存款及現金，經扣除銀行透支，總額為669,394,000港元。

3. 董事之詳細資料

張樹成博士，61歲，本集團主席。彼於一九六九年取得曼徹斯特大學科學及技術研究院之固態電子學博士學位；於一九七八年與其他董事共同創辦精電前，曾在香港中文大學教授物理及電子學。彼現時亦為於香港聯合交易所有限公司（「聯交所」）上市之時捷集團有限公司及富士高實業控股有限公司之非執行董事。彼現時亦為香港貿易發展局轄下之電子／電器業顧問委員會成員，香港關鍵性零部件製造業協會之名譽顧問及香港攝影及光學製造業協會之名譽主席。

3. 董事之詳細資料(續)

蔡東豪,40歲,自二零零五年三月十四日起為本公司執行董事及行政總裁。彼於加拿大西安大略大學Ivey Business School畢業,獲頒工商管理榮譽學位。彼於一九八九年起任職特許財經分析師,並於投資銀行及公司管理等範疇具豐富經驗。蔡先生為證券及期貨事務監察委員會雙重存檔事宜顧問小組成員,以及聯交所創業板及主板上市委員會成員。蔡先生為於聯交所上市公司友利控股有限公司之執行董事,自二零零五年三月十四日起已調任非執行董事。

甄仕坤博士,61歲,本公司董事,負責監督運作及擴展事宜。彼獲麻省理工學院頒發物理學博士學位,並為美國Wesleyan University之博士後研究人員。彼於一九七八年至一九八七年期間曾先後任教於浸會學院及香港理工學院。彼自一九七八年已成為本公司董事,後更於一九八七年擔任業務經理一職。

鍾信明,58歲,本公司及本集團主要生產附屬公司－精電有限公司之董事,負責生產規劃及市場推廣。彼持有伯克利加州大學之電子工程理學士學位。彼於一九七八年加入精電前,曾於一九七零年至一九七八年期間任職於泰和電子公司。

郭兆坤,53歲,本公司董事,負責技術發展。彼畢業於香港大學,其後取得香港中文大學之電子學碩士學位。彼於一九七九年加入精電前,曾任職於美科電子有限公司及安培泛達有限公司。

賀德懷,44歲,自二零零五年三月十四日起為本公司執行董事及本公司之公司秘書。賀先生持有加拿大英屬哥倫比亞大學之商學士學位。彼為加拿大特許會計師公會及香港會計師公會會員。彼現為友利控股有限公司之集團財務總監及天地數碼(控股)有限公司之公司秘書,該兩家公司均在聯交所上市。

於過去三年,賀先生於二零零二年六月二十一日至二零零四年四月十七日期間擔任華寶國際控股有限公司之執行董事,並於二零零二年七月九日至二零零四年三月二十九日期間擔任該公司之公司秘書。彼亦於二零零三年二月二十五日至二零零四年三月二日期間出任現代旌旗出版集團有限公司獨立非執行董事兼審核委員會成員。

高錕教授,71歲,自一九九一年起為本公司之獨立非執行董事。彼亦為本公司之審核委員會成員。彼為香港中文大學前任校長(八七年十月至九六年七月)。彼獲倫敦大學頒發哲學博士學位,且為世界知名之電訊及纖維光學專家。自一九九六年退休後,彼成為顧問。彼現擔任其顧問公司ITX Services Limited之主席及行政總裁之職。

3. 董事之詳細資料(續)

呂志成，59歲，自一九九一年起為本公司之獨立非執行董事。彼亦為本公司之審核委員會主席。彼為英國及威爾斯特許會計師公會之資深會員、英國特許稅務公會之會員以及香港會計師公會之會員。彼於香港任職會計師達二十五年，且獨資經營呂志成會計師事務所。

盧永仁博士，44歲，自二零零四年七月二十二日起獲委任為本公司獨立非執行董事，彼亦為本公司之審核委員會成員。彼畢業於英國劍橋大學，擁有分子藥理學碩士及遺傳工程學博士學位。彼現時擔任中國電訊營運商中國聯通股份有限公司的執行董事兼副總裁。中國聯通股份有限公司.同時於聯交所及紐約證券交易所上市。彼現時亦出任在紐約證券交易所上市之南太電子的獨立非執行董事，及為多間聯交所上市公司的獨立非執行董事，包括軟庫發展有限公司，資本出版有限公司，海域化工集團有限公司，速達軟件控股有限公司及I.T.有限公司，及為在聯交所上市之鐳射國際控股有限公司的非執行董事。盧博士積極參與香港教育發展，現為香港浸會大學工商管理學院客席教授，多間大學的顧問委員，並擔任弘立學院校董。彼於一九九九年獲委任為香港特別行政區太平紳士。並於二零零三年，彼獲委任為廣東省汕頭市政協委員會委員.

袁健，49歲，自二零零五年三月十四日起為本公司獨立非執行董事。袁先生持有加拿大多倫多大學之工商管理碩士及西安大略大學之文學士學位。彼為加拿大執業會計師，香港FCPA及英國FCCA。袁先生於金融及會計領域積逾二十五年經驗，曾於香港多家上市公司擔任多個高級管理職位。

袁先生現為友利控股有限公司獨立非執行董事，於二零零四年二月前曾於主要電子製造商嘉域集團有限公司擔任執行董事兼財務總監達十二年，於二零零二年四月至二零零四年二月出任曼盛生物科技集團有限公司獨立非執行董事。上述所有公司均於聯交所主板上市。

侯自強，67歲，自二零零五年三月十四日起為本公司獨立非執行董事。彼現為中國網通集團(香港)有限公司獨立非執行董事，曾為易通控股有限公司非執行董事，兩家公司均於聯交所上市。一九九三年至一九九七年期間，侯先生為中國科學院聲學所所長。於一九八八年至一九九三年，侯先生為中國科學院之秘書長。侯先生於一九五八年畢業於北京大學，持有物理學士學位。

4. 高級管理人員簡介

本財政年度本公司之管理人員如下：

香港及中國

林雪麗	營運總監
潘啟祥	財務總監
馮若強博士	企劃經理
何基培	技術經理／LCM研發
徐惠然	人力資源經理

馬來西亞

佘克基博士	精電（馬來西亞）之行政總裁
張添華	精電（馬來西亞）之總經理

管理人員之詳細資料如下：

林雪麗，41歲，營運總監，主要負責製造、品質、設計和工序流程，畢業於French Singapore Institute，持有電機工程證書。彼於一九九九年加入本集團前，已擁有超過十三年經驗於設計營業、製造及物料控制、和採購液晶顯示器及液晶微型組件產品。

潘啟祥，44歲，本集團之財務總監，負責集團整體財務事宜。彼為英國特許管理會計師，亦為香港會計師公會資深會員。彼於一九九七年加入本集團前，於數間跨國企業擁有超過15年工作經驗。彼現為職業訓練局技師訓練委員會委員。

馮若強博士，50歲，為精電有限公司企劃經理。彼於一九八一年畢業於渥太華大學，持有電子電機工程學學士學位。彼多年來於香港及美國兩地均從事液晶顯示器出產工作。彼於一九八九年至一九九四年期間，於肯特州立大學取得物理學碩士及博士學位，並於一九九五年加入本集團。

何基培，58歲，一九七三年畢業於香港理工學院，持有電機工程高級證書，且於一九八二年加入本集團。彼負責液晶體微型組件產品之研究及發展事宜。

徐惠然，50歲，精電有限公司之人力資源經理。畢業於英國Kingston University，持有英國(MIPM)及加拿大(CHRP)人事學會的認可專業資格。在人力資源部管理層有二十多年工作經驗，彼於二零零零年加入本集團前，曾任職於香港、中國、加拿大及台灣等地區及為多間外資企業的人事經理。彼為香港人力資源管理學會、香港培訓及發展學會和多間人力資源管理專業組織之成員。

4. 高級管理人員簡介（續）

佘克基博士，55歲，精電（馬來西亞）之行政總裁及董事。彼於一九七五年取得北卡羅萊納州大學理論物理學博士學位後，隨即服役新加坡武裝部隊，擔任砲隊軍官，直至一九七八年服役完畢，便加入Printed Circuits International Ltd. (Singapore)，出任項目工程師，至一九八一年離任時為液晶顯示器產品總監。於一九八一至一九九六年間，彼效力Donnelly Corporation (U.S.A.)，先後擔任應用研究經理、技術總監，最後成為Donnelly於中國煙台之附屬公司之總經理。彼於一九九六年七月加入精電（馬來西亞）。

張添華，55歲，精電（馬來西亞）之總經理。彼於一九七五年畢業於伯明罕大學，持有理科碩士學位，且於National Semiconductor Corp.任職品質保證工程經理三年，然後於馬來西亞其他數間公司擔任總經理。彼於一九九二年加入精電。

5. 員工退休計劃

本公司之附屬公司精電有限公司實行一項規定供款退休計劃，該退休計劃之資產獨立於本集團。該項計劃以信託形式正式成立，且根據稅務條例第87A條經稅務局批准。僱員及僱主均須在該項計劃下供款，金額為僱員基本月薪之5%。

本年度計入收益表之退休計劃總成本為6,993,000港元（二零零三年：6,580,000港元）。管理該項計劃之費用從僱主之供款中扣除。僱主將被沒收之供款用以抵銷日後之供款。年內作此用途之金額為201,000港元（二零零三年：136,000港元）。

自二零零零年十二月一日起，本集團亦實行一項由香港強制性公積金計劃管理局推行之強積金計劃。現時的退休計劃是一個額外供款計劃。該強積金計劃乃為一項規定供款退休福利計劃，並由獨立託管人監管。僱主及僱員均須為強積金計劃供款，總額相等於各僱員收入之10%。僱主所作之供款於支付予相應強積金計劃時即100%由僱員戶口擁有，惟所有自強制性供款所取得之收益須保留直至該僱員達到65歲退休年齡（若干特殊情況除外）。退休計劃內的歸屬百份比維持不變。

精電（馬來西亞）根據一九五一年僱員公積金法例實行一項員工公積金計劃。根據該法例僱主及僱員均須供款，金額為僱員基本月薪之若干百分率。本年度計入收益表之僱主供款總額為1,734,000港元（二零零三年：2,136,000港元）。

董事會欣然提呈其截至二零零四年十二月三十一日止年度之年報連同經審核財務報表。

主要業務

本公司之主要業務為投資控股。本集團之主要業務則為設計、製造及銷售液晶顯示器及有關產品。

本公司及其附屬公司於本財政年度內之主要業務及按地域劃分之營業額分析之詳情載於財務報表附註27。

附屬公司

本公司之附屬公司於二零零四年十二月三十一日之詳情載於財務報表附註14。

財務報表

本集團截至二零零四年十二月三十一日止年度之溢利及本公司與本集團於該日之財政狀況載於本年報第21至第57頁內。

本公司已於二零零四年十一月十一日派付中期股息每股港幣10.0仙(二零零三年中期股息每股7.0仙,特別中期股息每股21.0仙)。董事會現建議派發截至二零零四年十二月三十一日止年度末期股息每股港幣28.0仙(二零零三年:每股22.0仙)。董事會無建議派發特別股息(二零零三年:每股6.0仙)。

股本

年內股本之變動詳載於財務報表附註25,年內因行使購股權及以股代息而發行股份。

公益捐款

本集團於年內捐款數目達48,734港元(二零零三年:84,000港元)。

固定資產

年內固定資產之變動載於財務報表附註11。

董事會

在本財政年度內及截至本報表之日期止之董事如下:

執行董事

張樹成博士－*主席*
蔡東豪　　(於二零零五年三月十四日委任)
甄仕坤博士
鍾信明
郭兆坤
賀德懷　　(於二零零五年三月十四日委任)

董事會(續)

非執行董事

高錕教授*
呂志成*
盧永仁博士*　　(於二零零四年七月二十二日委任)
袁健*　　(於二零零五年三月十四日委任)
侯自強*　　(於二零零五年三月十四日委任)
李冠南　　(於二零零四年六月七日辭任)

* *獨立非執行董事*

根據本公司之公司細則規定,甄仕坤博士,呂志成先生,高錕教授,蔡東豪先生,賀德懷先生,盧永仁博士,袁健先生及侯自強先生均須輪值退任,於下次股東週年大會候選連任。

董事之股份權益

按照《證券及期貨條例》第352條規定須予保存之股東及最高行政人員名冊內之記錄,於二零零四年十二月三十一日任職之各董事及該日在本公司及其附屬公司(定義見《證券及期貨條例》)之已發行股本中擁有下列權益:

(a)　**在本公司之權益**

	每股0.25港元之股份	
	個人權益	**公司權益**
精電國際有限公司		
張樹成博士	22,462	69,203,716 *(附註)*
甄仕坤博士	10,371,072	—
鍾信明	4,434,314	—
郭兆坤	2,283,959	—

附註: 張樹成博士及其妻子謝依玲女士之家庭信託為Colville Group Limited已發行股本之實益擁有人,而該公司持有本公司股份69,203,716股。

董事之股份權益（續）

(b) 在附屬公司之權益

	精電有限公司每股1,000港元之無投票權遞延股份	多源地產有限公司之每股100港元之無投票權遞延股份
張樹成博士	960	78
甄仕坤博士	123	10
鍾信明*	50	8
郭兆坤	50	4
	1,183	100

* *鍾信明先生持有為多源地產有限公司之所有無投票權遞延股份股東托管之多源地產4股無投票權遞延股份。*

董事之服務合約

張樹成博士、甄仕坤博士、蔡東豪先生、鍾信明先生、郭兆坤先生及賀德懷先生彼等與本公司分別簽訂之管理合約，簽約雙方任何一方如要終止合約，必須於三個月前作出書面通知。

非執行董事之任期，至二零零六年十二月三十一日屆滿。如雙方同意，非執行董事之任期可重新制訂。

本公司或其他任何附屬公司並無與即將召開之股東週年大會候選連任之董事訂立僱主不得在一年內無須作出賠償（除法定賠償外）下將其終止之任何服務合約。

董事之合約權益

本年度內或年結時，董事與本公司或各附屬公司概無簽訂任何有關公司業務而直接或間接擁有重大權益之重要合約。

購股權計劃

本公司有一項於一九九一年六月六日獲採納，於一九九九年六月八日經修訂以及於二零零一年六月五日期滿之為本集團員工設立之購股權計劃。本公司於二零零一年六月二十二日採納第二個購股權計劃，該計劃於二零零三年五月十二日被終止。

於二零零三年五月十二日本公司採納為鼓勵本集團員工及業務伙伴而設之第三個購股權計劃。此計劃於二零一三年五月十一日止之十年內有效及運作，於二零一三年五月十一日後此計劃將不再授予新購股權。本公司根據第三個購股權計劃及其他購股權計劃最多可授予之購股權為於第三個購股權計劃獲通過日之本公司於發行股份之10%。每名參與者可獲授購股權之上限為每名參與者在任何12個月內根據本公司第三個購股權計劃及其他任何購股權計劃而獲授的購股權(包括已行使或未行使的購股權)予以行使時所發行及將發行的股份不得超過本公司已發行股份總數的1%。

於二零零四年十二月三十一日按各購股權計劃可發行的股份總數為該日已發行股份之5.71%(二零零三年：2.06%)。已授出之購股權在行使前不在財務報表上反映。購股權計劃之進一步詳情載於財務報表附註25內。

按照柏力克•舒爾斯期權價格模式，於二零零四年授出日估計之購股權加權平均值為3.19港元（二零零三年：4.10港元）。加權平均之假設如下：

	二零零四年	二零零三年
無風險回報率	**3.65%**	4.37%
預期有效年期	**10年**	10年
波幅	**23.84**	37.21

柏力克•舒爾斯期權價格模式的用途是評估不受權益歸屬限制且可全面轉讓之公開買賣期權的公平價值。再者，此期權價格模式需要引用非常主觀之假設，包括股份之預期波幅。因本公司之購股權與公開買賣期權之性質有極大分別，及因被引用之主觀假設的變化能對公平價值之估計有重大影響，柏力克•舒爾斯期權價格模式未必為計算購股權公平價值之可靠方法。

購股權計劃（續）

	授出日期	於二零零四年一月一日購股權數量	年內授出	年內取消之購股權數量	年內行使之購股權數量	於二零零四年十二月三十一日購股權數量	行使期	行使購股權時將予支付每股價格 元	購股權授出日之市場價格 元	購股權行使時之市場價格
董事										
張樹成	二零零二年十月三十日	1,000,000	–	–	–	1,000,000	二零零二年十月三十一日至二零一二年十月三十日	4.605	4.35	N/A
	二零零四年十二月二十一日	–	300,000	–	–	300,000	二零零四年十二月二十一日至二零一四年十二月二十日	7.450	7.45	N/A
甄仕坤	二零零二年十月三十日	1,000,000	–	–	–	1,000,000	二零零二年十月三十一日至二零一二年十月三十日	4.605	4.35	N/A
	二零零四年十二月二十一日	–	3,000,000	–	–	3,000,000	二零零四年十二月二十一日至二零一四年十二月二十日	7.450	7.45	N/A
鍾信明	二零零二年十月三十日	1,000,000	–	–	–	1,000,000	二零零二年十月三十一日至二零一二年十月三十日	4.605	4.35	N/A
	二零零四年十二月二十一日	–	3,000,000	–	–	3,000,000	二零零四年十二月二十一日至二零一四年十二月二十日	7.450	7.45	N/A
郭兆坤	一九九九年六月九日	150,000	–	–	–	150,000	一九九九年七月九日至二零零九年七月八日	10.90	15.00	N/A
	二零零二年十月三十日	1,000,000	–	–	–	1,000,000	二零零二年十月三十一日至二零一二年十月三十日	4.605	4.35	N/A
	二零零四年十二月二十一日	–	3,000,000	–	–	3,000,000	二零零四年十二月二十一日至二零一四年十二月二十日	7.450	7.45	N/A
僱員	一九九九年六月九日	442,250	–	(12,000)	–	430,250	一九九九年七月九日至二零零九年七月八日	10.90	15.00	N/A
	二零零零年六月一日	712,000	–	(24,000)	–	688,000	二零零零年七月一日至二零一零年六月三十日	11.30	13.40	N/A
	二零零一年八月三十日	283,500	–	–	(18,500)	265,000	二零零一年八月三十日至二零一一年八月二十九日	3.06	3.68	7.44
	二零零二年九月十三日	280,500	–	–	(81,500)	199,000	二零零二年九月十三日至二零一二年九月十二日	3.905	3.85	7.53
	二零零三年十月六日	525,500	–	(33,500)	(59,000)	433,000	二零零三年十月六日至二零一三年十月五日	7.35	7.35	7.98
	二零零四年十二月二十日	–	2,596,000	–	–	2,596,000	二零零四年十二月二十日至二零一四年十二月十九日	7.50	7.50	N/A
		6,393,750	11,896,000	(69,500)	(159,000)	18,061,250				

除上文所披露者外，本公司或其任何附屬公司在任何時間概無訂立任何安排致使董事、其配偶或十八歲以下子女可透過購入本公司或任何其他法人之股份或債券從而得益。

在本公司股本中之主要權益

於二零零四年十二月三十一日，根據《證券及期貨條例》第336 條規定而保管之股份權益及淡倉登記冊所載（除上述已披露有關張樹成博士及Colville Group Limited之權益外），下列股東於本公司之已發行股本中持有5%或以上之權益：

姓名	股份數量	身分	佔股權概約百分比
J.P. Morgan Chase & Co.			
一好倉	22,210,567	投資經理及其他	7.02
一可供借出的股份	22,210,280	—	7.02

附註： J.P. Morgan Chase & Co.擁有之權益由其數間全資附屬公司持有。

除上文所披露者外，於二零零四年十二月三十一日，根據《證券及期貨條例》第336條規定而保管的登記冊中，概無任何人持有本公司5%或以上之已發行股本。

優先購買權

本公司之公司細則及百慕達法律均無優先購買權條款。

銀行貸款、透支及其他借款

本集團於二零零四年十二月三十一日之銀行貸款、透支及其他借款之詳情載於財務報表附註21及23內。

物業

本集團擁有物業之詳情載於年報第59至60頁。

五年概要

本集團最近五個財政年度之綜合業績及資產與負債概要載於年報第58頁。

關連交易

於二零零四年十二月二十一日，一家本公司間接持有的全資附屬公司名為精電拓展(中國)有限公司(「精電拓展」)，一家由精電拓展擁有51%股權及由清華控股有限公司擁有其餘49%股權之中外合資經營企業名為精電蓬遠顯示技術有限公司(「精電蓬遠」)和豐啟有限公司(「豐啟」)訂立合資協議於中國北京成立一家中外合資經營企業(「合資公司」)。精電蓬遠、精電拓展和豐啟將分別擁有該合資公司42%，38%和20%之權益。

該合資公司的註冊資本為人民幣15,000,000元(約港幣14,151,000元)。精電蓬遠，精電拓展和豐啟將分別以現金支付人民幣6,300,000元(約港幣5,943,000元)，人民幣5,700,000元(約港幣5,377,000元)和人民幣3,000,000元(約港幣2,831,000元)。

精電蓬遠的一位董事及其聯繫人擁有豐啟40%之權益，根據香港聯合交易所有限公司證券上市規則豐啟是本公司之關連人士。

該合資公司將從事液晶體顯示器和有關電子產品的開發、生產和銷售。

買賣或贖回本公司之上市證券

本公司或其任何附屬公司於截至二零零四年十二月三十一日止年度內，概無買賣或贖回本公司之上市證券。

遵守最佳應用守則

本公司於年內一直遵守香港聯合交易所有限公司證券上市規則附錄14所載之最佳應用守則。

核數師

畢馬威會計師事務所即將告退，惟願應選連任。由畢馬威會計師事務所連任本公司核數師的決議將於下次股東週年大會上提出。

承董事會命
張樹成博士
主席

香港，二零零五年四月十八日

核數師報告書
致精電國際有限公司
(於百慕達註冊成立的有限公司)

各股東:

本核數師(以下簡稱「我們」)已審核刊於第21至57頁按照香港公認會計原則編製的財務報表。

董事及核數師的責任

董事的責任須編製真實與公平的財務報表。在編製該等財務報表時,董事必須貫徹採用合適的會計政策,作出審慎及合理的判斷和估計,並説明任何未有遵守現行會計準則的原因。

我們的責任是根據我們之審核結果,對該等財務報表出具獨立意見,並按照百慕達公司法(1981)第90條僅向整體股東報告,除此之外本報告別無其他目的。我們不會就本報告之內容,向任何其他人士負上或承擔任何責任。

意見的基礎

我們是按照香港會計師公會頒佈的核數準則進行審核工作。審核範圍包括以抽查方式查核與財務報表所載數額及披露事項有關的憑證,亦包括評估董事於編製該等財務報表時所作的主要估計和判斷、所釐定的會計政策是否適合 貴公司及 貴集團的具體情況、及有否貫徹運用並足夠披露該等會計政策。

我們在策劃和進行審核工作時,均以取得一切我們認為必需的資料及解釋為目標,使我們能獲得充份的憑證,就該等財務報表是否存有重要錯誤陳述,作合理的確定,在作出意見時,我們亦已衡量該等財務報表所載資料在整體上是否足夠,我們相信,我們的審核工作已為下列意見建立合理的基礎。

意見

我們認為上述的財務報表均真實與公平地反映 貴公司及 貴集團於二零零四年十二月三十一日的財政狀況及 貴集團截至該日止年度的溢利和現金流量,並已按照香港公認會計原則及香港公司條例之披露規定適當編製。

畢馬威會計師事務所
執業會計師

香港,二零零五年四月十八日

綜合收益表

截至二零零四年十二月三十一日止年度（以港元計）

	附註	二零零四年 千元	二零零三年 千元
營業額	2	**2,006,331**	1,274,788
其他收入	3	**17,560**	26,695
其他收益淨額	3	**19,221**	25,002
製成品及半製成品存貨之變動		**28,253**	(10,770)
原材料及耗用品		**(1,274,619)**	(633,535)
員工成本		**(246,665)**	(225,422)
折舊		**(83,580)**	(81,686)
其他營運費用		**(217,332)**	(177,777)
經營溢利		**249,169**	197,295
融資成本	4(a)	**(5,245)**	(2,913)
佔聯營公司虧損		**–**	(11,706)
除税前正常業務溢利	4	**243,924**	182,676
税項	7(a)	**(28,102)**	(14,440)
除税後正常業務溢利		**215,822**	168,236
少數股東權益		**(23,110)**	(16,995)
股東應佔溢利	8	**192,712**	151,241
股息	9	**(120,066)**	(173,003)
每股盈利			
基本	10	**62仙**	49仙
攤薄	10	**61仙**	49仙

第27至57頁各項附註為本報表之一部份。

綜合資產負債表

於二零零四年十二月三十一日（以港元計）

	附註	二零零四年 千元	二零零四年 千元	二零零三年 千元	二零零三年 千元
非流動資產					
固定資產	11		**412,077**		414,662
無形資產	12		**27,050**		28,672
商譽	13		**28,340**		30,022
聯營公司權益	15		**–**		5,289
非交易證券	16		**60,489**		171,610
			527,956		650,255
流動資產					
交易證券	17	**90,586**		98,640	
存貨	18	**312,415**		237,239	
客戶及其他應收款項	19	**539,604**		290,274	
可收回稅項	24(a)	**1,667**		6,006	
現金及現金等價物	20	**669,406**		549,159	
		1,613,678		1,181,318	
流動負債					
銀行貸款及透支	21	**98,750**		86,298	
應付賬款及其他應付款項	22	**378,477**		231,436	
應付稅項	24(a)	**14,108**		1,485	
應付少數股東股息		**6,784**		4,056	
		498,119		323,275	
流動資產淨額			**1,115,559**		858,043
資產總額減流動負債			**1,643,515**		1,508,298
非流動負債					
可換股票據	23		**31,200**		31,200
遞延稅項	24(b)		**5,377**		10,499
少數股東權益			**55,908**		39,381
資產淨值			**1,551,030**		1,427,218
股本及儲備					
股本	25		**79,059**		77,574
儲備	26		**1,471,971**		1,349,644
			1,551,030		1,427,218

上述賬項由董事會於二零零五年四月十八日核准。

蔡東豪
董事

甄仕坤博士
董事

第27至57頁各項附註為本報表之一部份。

於二零零四年十二月三十一日（以港元計）

	附註	二零零四年 千元	二零零四年 千元	二零零三年 千元	二零零三年 千元
非流動資產					
附屬公司權益	14		**960,670**		911,351
流動資產					
客戶及其他應收款項		**218**		218	
現金及現金等價物	20	**419**		704	
		637		922	
流動負債					
應付賬款及其他應付款項		**16,094**		9,407	
流動負債淨額			**(15,457)**		(8,485)
資產淨值			**945,213**		902,866
股本及儲備					
股本	25		**79,059**		77,574
儲備	26		**866,154**		825,292
			945,213		902,866

上述賬項由董事會於二零零五年四月十八日核准。

蔡東豪
董事

甄仕坤博士
董事

第27至57頁各項附註為本報表之一部份。

截至二零零四年十二月三十一日止年度（以港元計）

	附註	二零零四年 千元	二零零三年 千元
於一月一日股東權益		**1,427,218**	1,389,702
非交易證券重估盈餘	26	**2,685**	772
換算海外公司財務報表的匯兑差額	26	**4,004**	4,722
未確認在收益表上的淨盈餘		**6,689**	5,494
年內淨溢利		**192,712**	151,241
經轉入收益表中非交易證券出售之重估減值／（盈餘）	26	**188**	(4,884)
年內獲准之股息	9	**(118,365)**	(153,000)
股本變動			
發行股票		**1,485**	1,551
發行股份產生之溢價		**41,103**	37,114
		42,588	38,665
於十二月三十一日股東權益		**1,551,030**	1,427,218

第27至57頁各項附註為本報表之一部份。

綜合現金流量表

截至二零零四年十二月三十一日止年度（以港元計）

	附註	二零零四年 千元	二零零三年 千元
經營業務			
除稅前正常業務溢利		**243,924**	182,676
調整：			
一固定資產之折舊		**83,580**	81,686
一無形資產之攤銷		**1,622**	2,173
一商譽之攤銷		**1,682**	1,682
一融資成本		**5,245**	2,913
一股息收入		**(541)**	(377)
一利息收入		**(11,406)**	(18,822)
一非交易證券出售及結業之虧損／（收益）		**188**	(4,884)
一出售固定資產之溢利		**(1,602)**	(43)
一出售聯營公司之溢利		**(4,858)**	–
一所佔聯營公司之虧損		**–**	11,706
匯兌盈虧之影響		**1,501**	2,400
營運資金變動前之經營溢利		**319,335**	261,110
聯營公司欠款之增加		**–**	(742)
交易證券之減少／（增加）		**8,054**	(14,078)
存貨之增加		**(75,176)**	(39,165)
客戶及其他應收款項之增加		**(249,860)**	(6,616)
應付賬款及其他應付款項之增加		**147,041**	67,688
來自經營業務之現金		**149,394**	268,197
已繳稅款			
一已繳付之香港利得稅		**(6,744)**	(34,327)
一已繳付之海外稅項		**(9,518)**	(5,619)
來自經營業務之淨現金		**133,132**	228,251
投資活動			
出售固定資產所得款項		**4,815**	986
購買固定資產之費用		**(83,843)**	(98,847)
購買專利權之費用		**–**	(30,845)
出售聯營公司所得款項		**9,348**	–
出售非交易證券所得款項		**206,895**	133,424
購入非交易證券		**(93,089)**	(77,497)
已收股息		**541**	377
已收利息		**12,734**	19,877
來自／（用於）投資活動之淨現金		**57,401**	(52,525)

	附註	二零零四年 千元	二零零三年 千元
融資活動			
新借貸款		**46,367**	22,845
償還銀行貸款		**(19,653)**	(7,331)
已付利息		**(5,245)**	(2,913)
發行普通股本收入		**809**	2,746
已付股息		**(76,586)**	(117,081)
已付予少數股東之股息		**(4,056)**	(2,125)
用於融資活動之淨現金		**(58,364)**	(103,859)
現金及現金等價物項目之淨增加		**132,169**	71,867
於一月一日之現金及現金等價物項目		**534,884**	460,875
匯率變動之影響		**2,341**	2,142
於十二月三十一日之現金及現金等價物項目	20	**669,394**	534,884

綜合現金流量表附註

(a) **主要非現金交易**

年內曾以股代息方法支付股息。

第27至57頁各項附註為本報表之一部份。

1. 主要會計政策

(a) 遵例聲明

本財務報表已按照香港會計師公會頒佈所有適用的會計實務準則及詮譯、香港公認會計原則及香港《公司條例》的規定編製。財務報表亦符合香港證券(在香港聯合交易所有限公司(「聯交所」)上市)規則中有關披露之條款。本集團採用的主要會計政策概述如下。

香港會計師公會新頒佈多項香港財務報告準則及香港會計實務準則(「新準則」)。新準則由二零零五年一月一日或之後開始的會計期間生效。

本集團截至二零零四年十二月三十一日止年度的財務報表並無採納該等新準則。

本集團正評估新準則對集團之營運及財務狀況之影響,仍未能評估採納該等新準則會否對集團的營運及財務狀況造成重大影響。

(b) 報表編製基準

除部份證券投資按市值入賬(見下文會計政策)外,本財務報表是以歷史成本作為編製基準。

(c) 附屬公司

附屬公司是指受到本集團控制之企業,控制是指集團有權直接或間接監督一間公司之財務及經營政策,從而從該公司之業務中獲益。

在附屬公司之投資,一般均合併入綜合財務報表內。但若所購入及持有的附屬公司權益會在不久將來出售,或該公司的運作長期受到嚴重限制,以至嚴重影響其將資金轉移至本集團之能力,則集團在附屬公司之投資將按公平價值在綜合資產負債表列賬,而公平價值之變動則按證券投資政策附註1(i)確認。

集團內公司間之結存及交易,及集團內公司間之交易所產生之任何未變現盈利,將於編製綜合財務報表時予以全面抵銷。集團內公司間之交易所產生之未變現虧損按與未變現盈利相同之方式抵銷,惟未變現虧損須並非由減值所產生。

1. 主要會計政策(續)

(c) 附屬公司(續)

結算日之少數股東權益乃不屬本公司直接或間接透過聯營公司持有之聯營公司資產淨值之部份。在綜合資產負債表。少數股東權益與負債及股東權益分開呈列。在綜合收益表。少數股東權益亦被分開呈列。

結算日之少數股東權益乃不屬本公司直接或間接透過聯營公司持有之聯營公司資產淨值之部份。在綜合資產負債表。少數股東權益與負債及股東權益分開呈列。在綜合收益表。少數股東權益亦被分開呈列。

(d) 聯營公司

聯營公司是指一家本集團可以對該公司的管理層產生相當大的影響,包括參與財務及經營決策,但不是控制或聯合控制管理層。

於聯營公司的投資是按權益法記入綜合財務報表,並先以成本入賬,然後就本集團佔該聯營公司淨資產在收購後的變動作出調整。綜合收益表反映本集團所佔聯營公司於收購後的年度業績。此包括本年度內任何符合附註1(e)及資產減值(見附註1(h))之正負商譽。

(e) 商譽

在購入公司權益時所產生的正商譽,是指收購該等附屬公司的成本超出本集團應佔所收購可確定資產及債務的公平價值之差額。附屬公司之商譽如下:

- 二零零一年一月一日前之購入,正商譽應與儲備抵銷及減少資產虧損(見附註1(h))。
- 二零零一年一月一日後之購入,正商譽乃以直線法按估可用壽命,於綜合收益表內攤銷。正商譽按成本減任何累積攤銷及任何減值虧損,於綜合資產負債表內列賬(見附註1(h))。

正商譽乃以直線法按估計可用壽命,分二十年攤銷。

(f) 固定資產

(i) 固定資產乃成本扣除累積折舊及減值虧損計算(見附註1(h))。

(ii) *土地及物業*

永久業權性土地不計攤銷。租賃性土地之攤銷以直線法按租約土地之剩餘年期或50年計算,以較低者為準。樓宇之折舊以估計可使用年期40 年,按直線法計算。

1. 主要會計政策（續）

(f) 固定資產（續）

(iii) 其他固定資產

其他固定資產之折舊乃根據下列估計可使用年期按直線法計算以撇銷成本：

廠房及機器	2至4年
工具及設備	2至5年
其他	2至5年

(iv) 出售固定資產

因棄用或出售固定資產而產生之收益或虧損，按棄用或出售時估計所得淨額與該資產賬面值之差價計算，按棄用或出售日期確認該收入或支出入收益表內。

(g) 無形資產（非指商譽）

無形資產乃成本扣除累積攤銷及減值虧損計算（見附註1(h)）。

購買專利權之成本以直線法之攤銷以其估計可使用年期（10至20年）按直線法計算。

(h) 資產減值

集團於每個結算日檢討內外資訊來源，以查察下列資產是否已經減值，或之前所確認之減值虧損是否已不再存在或可能已經減少：

- 附屬公司及聯營公司投資；
- 正商譽（不論最初歸入儲備或已確認為資產）；
- 固定資產；及
- 無形資產。

若有跡象顯示上述任何情況，集團將評估可收回的價值。倘資產的可收回價值低於賬面值，集團將在收益表內確認資產減值之虧損（包括正商譽直接歸入儲備）。

1. 主要會計政策（續）

(h) 資產減值（續）

(i) 可收回價值之計算方法

資產的可收回價值按其淨售價或使用價值計算，以較高者為準。在衡量使用價值時，預計未來現金流量將按除稅前貼現率計算貼現值，以反映市場目前對貨幣的時間值和該資產的特定風險的評估。倘某項資產所賺取之現金收入並非大致上獨立於其他資產的現金收入，則按獨立賺取現金收入的最小一組資產（即現金生產單位）釐定可收回的價值。

(ii) 減值虧損之撥回

有關商譽以外的資產，倘據以釐定可收回價值的估計基準出現變動，則減值虧損將會撥回。而商譽減值虧損只有出現以下情況方予撥回；當虧損是由預料不會再次發生，性質特殊之具體外來事件所造成，而可收回價值之增加，明顯與該具體事件之影響回轉有關。

減值虧損之撥回額不會超過假設往年並無確認資產減值虧損而本會釐定之資產賬面值。減值虧損之撥回將於確認撥回之年度內在收益表列賬。

(i) 證券投資

本集團之證券投資策略如下（非指投資於附屬公司及聯營公司）：

(i) 非交易證券是以公平價值記入資產負債表。公平價值的變動在投資重估儲備內確認，直至出售、收回或以其他方式處理證券，或是有客觀憑證顯示證券出現耗蝕為止。當出現這些情況，相關的累積盈虧會由投資重估儲備轉入收益表。

在引致耗蝕的情況及事項不再存在，並有具説服力的憑證顯示新的情況及事項將會在可預見的將來持續下去時，因耗蝕而從投資重估儲備轉入收益表的數額便會撥回。

(ii) 交易證券是以公平價值記入資產負債表。公平價值的變動於產生時在收益表內確認。

(iii) 出售證券投資的損益在產生時記入收益表。如屬非交易證券，則損益包括之前就有關證券撥入投資重估儲備的任何數額。

1. 主要會計政策（續）

(j) 存貨

存貨乃以成本及可變現淨值兩者中的較低者入賬。

成本以先入先出法計算，其中包括所有採購成本、加工成本以及令存貨變成現狀和運輸的成本。

可變現淨值為正常業務的預期售價減去完成生產及銷售所需的估計成本。

存貨出售時，其賬面值會確認為相關收入確認期間的支出。存貨減記至可變現淨值的減值及所有存貨損失會確認為減值或損失發生期間的支出。因可變現淨值增加而需逆轉的任何存貨減值會扣減逆轉發生期間所確認的支出。

(k) 現金及現金等價物

現金及現金等價物包括銀行存款及現金；銀行及其他財務機構存款；短期，流動性極高的投資。這些投資沒有重大的價值變動風險，容易地換算為已知的現金數額，並在購入後三個月內到期。就編製現金流量表而言，現金及現金等價物也包括即期償還的銀行貸款（銀行貸款為本集團現金管理的一部份）。

(l) 收益計算

在經濟效益可能會流入集團，及收入跟成本（如有）可得以可靠地計算時，收入於收益表內確認，方法如下：

(i) 銷售收入之計算以貨品送抵客戶為準。收入不包括增值稅或其他銷售稅，並已扣減退貨及折扣。

(ii) 銀行存款及債券所得之利息收入乃按本金及有關之息率以時間分配基準計算。

(iii) 其他投資之收入按實際可收取該等收入計算。

1. 主要會計政策(續)

(m) 僱員福利

(i) 薪金,年終花紅,年度有薪假期,假期旅遊津貼及非現金性福利之成本,均在有關僱員提供服務之年度內以應計基準支銷。當支出或清償遞延,而影響重大,該數目以現值申報。

(ii) 固定供款計劃及強制性公積金之供款,根據香港強制性公積金計劃條例,按其產生期間確認為支出,計入收益表。

(iii) 當集團受予僱員購股權獲取公司股份,在當時並無僱員福利成本或承諾確認。當購股權行使,股東權益以所收款項增加。

(n) 經營租賃

經營租賃的應付租金及應收租金收入是按個別租賃期以直線法記入收益表。

(o) 所得稅

(i) 本年度之所得稅由本期稅項及遞延稅項資產與負債之變化組成。

(ii) 本期稅項乃年內應課稅收入以於結算日已立法或實體上已立法之稅率計算之預期應付稅項及以往年度應付稅項之任何調整。

(iii) 遞延稅項資產與負債由資產及負債之稅基與其在財務報告賬面值之間的可扣除和可應課稅暫時性差異分別引起。未用稅項虧損及未用稅項貸方餘額亦會引起遞延稅項資產。

所有遞延稅項負債及所有遞延稅項資產均被確認,但遞延稅項資產之被確認金額僅限於該資產有可能被用以抵扣未來應課稅盈利之部份。

遞延稅項被確認之金額按資產及負債之賬面值預期之變現或結算方式以於結算日已立法或實體上已立法之稅率計算。遞延稅項資產與負債不被折扣。

遞延稅項資產之賬面值於每個結算日被回顧及被減少至該資產再無有可能被用以抵扣之未來應課稅盈利。任何此等減少將被回撥,被回撥金額僅限於該資產有可能被用以抵扣未來應課稅盈利之部份。

(iv) 本期稅項餘額及遞延稅項餘額及其變化被分別呈示及不作互相抵消。

1. 主要會計政策（續）

(p) 外幣換算

年內之外幣交易按交易當日之匯率換算為港元。以外幣計算之貨幣資產與負債及海外附屬公司之賬項按年結日之市場匯率換算為港元。外幣換算引致之匯兌盈虧撥入收益表處理，惟按年終匯率換算海外附屬公司及聯營公司之投資淨值所引致之匯兌盈虧則直接撥入外匯浮動儲備處理。

海外附屬公司業務按年內平均匯率換算為港元，資產負債表項目按年結日之匯率換算為港元，所引至的匯兑差額作儲備變動。

(q) 有關連人士

在財務報表中，如果本集團有權直接或間接監控另一方人士或對另一方人士的財務及經營決策作出重要影響；或另一方人士有權直接或間接監控本集團或對本集團的財務及經營決策作出重要的影響下，則被視為有關連人士。有關連人士可為個別人士或其他公司。

(r) 按分部分類匯報

「分部」是指集團內可劃分的部份，這些部份或負責提供產品或服務（業務單位），或在特定之經濟環境（地域單位）提供產品或服務，而分部所承受之風險或所得之回報與其他分部不同。

根據本集團之內部財務報告方式，集團選擇以業務分部資料作為主要匯報方式，而地域分部資料為次要匯報方式。

分部之收入、支出、業績，資產及負債包括直接歸屬於該分部之項目和能以合理方式分配至該分部之項目。舉例説，分部的資產可能包括存貨、應收賬款及物業、廠房和設備。分部之收入、支出、資產及負債將於集團內公司間的結餘及交易因編製綜合賬而被抵銷前釐定，除非此等集團內公司間的結餘及交易是來自單一分部內的集團企業。分部之間的價格按其他外界機構獲得之類似條款而制訂。

分部之資本支出是收購預期使用超過一段期間的單位資產（有形及無形資產）而於收購期內產生之總成本。

未經分配之項目主要包括財務及企業資產、帶息貸款、借貸、企業及融資費用、及少數股東權益。

2. 營業額

本公司之主要業務為投資控股。本集團之主要業務為設計、製造及銷售液晶顯示器及有關產品。

營業額包括集團向客戶供應貨品之發票價減去退貨及折扣。

3. 收入

	二零零四年 千元	二零零三年 千元
其他收入		
上市證券的股息收入	**541**	377
上市債券利息收入	**3,857**	11,498
非上市債券利息收入	**1,512**	187
上市投資基金收入	–	1,394
非上市投資基金利息收入	**184**	201
其他利息收入	**5,853**	5,542
租賃收入	**3,193**	3,174
其他收入	**2,420**	4,322
	17,560	26,695
其他收益淨額		
出售固定資產之溢利	**1,602**	43
出售聯營公司之溢利	**4,858**	–
出售非交易證券之已確認之（虧損）／收益	**(188)**	4,884
交易證券之已確認及未確認收益	**1,782**	5,202
匯兑收益	**11,167**	14,873
	19,221	25,002

4. 除稅前正常業務溢利

除稅前正常業務溢利已扣除:

	二零零四年 千元	二零零三年 千元
(a) 融資成本:		
五年以內應償還的銀行墊資及其他借款之利息	**3,373**	1,042
可換股票據利息	**1,872**	1,871
	5,245	2,913
(b) 其他項目:		
存貨成本	**1,460,869**	879,321
核數師酬金	**1,426**	1,074
研究及開發費用	**26,141**	21,236
租賃費用	**3,034**	3,220
匯兌損失	**2,194**	3,658
規定供款退休計劃之供款	**6,993**	6,580
其他退休計劃成本	**1,734**	2,136

5. 董事酬金

根據香港公司條例第161節,董事酬金列報如下:

	二零零四年 千元	二零零三年 千元
袍金	**576**	600
薪金及其他酬金	**6,224**	6,218
退休金計劃供款	**216**	222
酌情授予及按表現分派之花紅	**14,960**	8,400
	21,976	15,440

於二零零四年十二月三十一日止年度,獨立非執行董事袍金支出共 489,071元(二零零三年:400,000元)。

若干董事於過去數年獲發本公司購股權計劃所授之購股權。有關之細節已於董事會報告中「購股權計劃」一節披露。

5. 董事酬金(續)

董事酬金分佈如下:

	董事數目	
	二零零四年	二零零三年
0元至1,000,000元	**4**	3
3,000,001元至3,500,000元	–	3
4,000,001元至4,500,000元	–	1
4,500,001元至5,000,000元	**2**	–
5,000,001元至5,500,000元	**1**	–
6,500,001元至7,000,000元	**1**	–

6. 最高薪酬之五名人士報酬

本集團最高薪酬之五名人士中,四名(二零零三年:四名)為董事,其酬金於附註5 披露。其餘一名(二零零三:一名)之報酬如下:

	二零零四年 千元	二零零三年 千元
薪金及其他酬金	**1,301**	1,094
退休金計劃供款	**249**	188
	1,550	1,282

7. 綜合收益表之所得稅

(a) 綜合收益表中之稅項如下:

	二零零四年 千元	二零零三年 千元
本期稅項-年內香港利得稅撥備		
年內香港所得稅撥備	**19,336**	9,239
上年度撥備過少/(過多)	**3,857**	(18)
	23,193	9,221
本期稅項-海外		
年內稅項	**10,031**	4,863
遞延稅項		
暫時差異之回撥	**(5,122)**	(594)
於一月一日遞延稅項結存因稅率增加之影響	–	950
	(5,122)	356
	28,102	14,440

7. 綜合收益表之所得稅（續）

(a) 綜合收益表中之稅項如下：（續）

二零零四年之香港利得稅撥備以本年之估計應評稅利潤按17.5%（二零零三年：17.5%）計算。海外附屬公司的稅項則同樣以相關國家適用的現行稅率計算。

本集團之一間附屬公司收到香港稅務局有關以往年度稅項數目為141,000,000元（二零零三年：118,000,000元）之補加評稅。此等補加評稅與和香港稅務局就某些加工費用在評稅上是否為可抵扣費用之爭論有關。該附屬公司之董事認為有理據支持對補加評稅作抗論並表示會積極及努力地跟進此事。該附屬公司已正式對此等補加評稅提出反對，並已購買總值45,000,000元（二零零三年：40,000,000元）之儲稅卷，正等待反對之結果。該公司之董事正與稅務局商議，並根據此討論為預期結果作61,000,000元撥備。該公司之董事相信此稅項爭論之決議不會造成重大的未準備補加應付稅項。

(b) 按適用稅率調節稅項支出及會計溢利：

	二零零四年 千元	二零零三年 千元
除稅前溢利	**243,924**	182,676
按有關國家適用的利得稅稅率之 除稅前溢利估算之稅項	**40,162**	32,502
不可減免支出之稅務影響	**10,578**	4,745
免稅收入之稅務影響	**(28,017)**	(27,069)
未確認之稅務虧損之稅務影響	**446**	3,115
以往年度稅項撥備過少／（過多）	**3,857**	(18)
年內稅率上升對期初遞延稅項結存之影響	**–**	950
其他	**1,076**	215
實際稅項支出	**28,102**	14,440

8. 股東應佔溢利

股東應佔溢利包括溢利118,124,000元（二零零三年：155,292,000元）已計入本公司之報表內。

9. 股息

(a) 本年度應佔股息

	二零零四年 千元	二零零三年 千元
中期股息每股10仙（二零零三年：7仙）	**31,462**	21,525
無派發中期特別股息（二零零三年：21仙）	–	64,575
於結算日後無建議派發 特別股息（二零零三年：6仙）	–	18,622
於結算日後建議派發 末期股息每股28仙（二零零三年：22仙）	**88,604**	68,281
	120,066	173,003

2004年及2003年之股息均用以股代息（可選擇現金）之方式派發。

於結算日後建議之末期股息並未於結算日確認為負債。

(b) 上個財政年度應佔的股息，於本年度獲批准及派付

	二零零四年 千元	二零零三年 千元
上年度特別股息於今年度獲批准及派付 每股6仙（二零零三年：4仙）	**18,622**	12,164
上年度末期股息於今年度獲批准及派付 每股22仙（二零零三年：18仙）	**68,281**	54,736
	86,903	66,900

10. 每股盈利

(a) 每股基本盈利

每股基本盈利是按照年內192,712,000港元（二零零三年：151,241,000港元）的股東應佔溢利及本年度內已發行股份之加權平均數312,459,056股（二零零三年：306,195,391股）計算。

(b) 每股攤薄盈利

每股攤薄盈利是按照年內192,712,000港元（二零零三年：151,241,000港元）的股東應佔溢利及本年度就所有潛在攤薄盈利的普通股的影響調整後的普通股的加權平均數314,348,690股（二零零三年：307,636,259股）計算。

10. 每股盈利（續）

(c) 對賬

	二零零四年 股票數目	二零零三年 股票數目
計算每股基本盈利所用之加權平均股數	**312,459,056**	306,195,391
假設因購股權以不收取代價方式而發行之股份	**1,889,634**	1,440,868
計算每股攤薄盈利所用之加權平均股數	**314,348,690**	307,636,259

11. 固定資產

本集團

	土地及樓宇 千元	廠房、機器、工具及設備 千元	其他 千元	總計 千元
成本值：				
於二零零四年一月一日	323,919	514,375	200,595	1,038,889
外匯調整	283	255	328	866
添置	198	63,911	19,734	83,843
轉移	1,771	416	(2,187)	—
售出	(3,248)	(904)	(54)	(4,206)
於二零零四年十二月三十一日	**322,923**	**578,053**	**218,416**	**1,119,392**
累積折舊：				
於二零零四年一月一日	56,784	406,450	160,993	624,227
外匯調整	77	224	200	501
年內折舊	7,749	60,739	15,092	83,580
轉移	26	36	(62)	—
售出資產折舊撥回	(362)	(578)	(53)	(993)
於二零零四年十二月三十一日	**64,274**	**466,871**	**176,170**	**707,315**
賬面淨值：				
於二零零四年十二月三十一日	**258,649**	**111,182**	**42,246**	**412,077**
於二零零三年十二月三十一日	267,135	107,925	39,602	414,662

其他固定資產包括租賃物業裝修、傢俬、裝置、辦公室設備及汽車。

11. 固定資產(續)

有關物業之賬面淨值之分析如下:

	二零零四年 **千元**	二零零三年 千元
於香港以內地區		
一中期租約物業	**140,469**	145,447
於香港以外地區		
一永久物業	**537**	543
一長期租約物業	**51,659**	52,615
一中期租約物業	**55,941**	58,187
一無特定租約年期之物業	**10,043**	10,343
	118,180	121,688
	258,649	267,135

於二零零四年十二月三十一日,本集團持有作經營租賃用途的固定資產的總額為31,625,000元(二零零三年:31,584,000元),而有關的累計折舊費用為8,551,000元(二零零三年:8,055,000元)。年內之折舊費用為496,000元(二零零三年:494,000元)。

12. 無形資產

	專利權 千元
成本值:	
於二零零四年一月一日及二零零四年十二月三十一日	**30,845**
累積攤銷:	
於二零零四年一月一日	(2,173)
本年度攤銷	(1,622)
於二零零四年十二月三十一日	**(3,795)**
賬面淨值:	
於二零零四年十二月三十一日	**27,050**
於二零零三年十二月三十一日	28,672

本年度攤銷已包括在綜合收益表「其他營運費用內」。

13. 商譽

	千元
成本值:	
於二零零四年一月一日及二零零四年十二月三十一日	33,640
累積攤銷:	
於二零零四年一月一日	(3,618)
本年度攤銷	(1,682)
於二零零四年十二月三十一日	**(5,300)**
賬面淨值:	
於二零零四年十二月三十一日	**28,340**
於二零零三年十二月三十一日	30,022

本年度攤銷已包括在綜合收益表「其他營運費用內」。

14. 附屬公司權益

(a) 本公司

	二零零四年 千元	二零零三年 千元
非上市股份成本值	**101,453**	101,453
附屬公司之欠款	**859,217**	809,898
	960,670	911,351

所有附屬公司均受集團控制(見附註1(c)),及合併入綜合財務報表內。

14. 附屬公司權益(續)

(a) 本公司(續)

附屬公司之詳情如下:

公司名稱	註冊/營業地點	已發行/註冊股本	持有權益股之百分比 本公司	持有權益股之百分比 附屬公司	主要業務
Varitronix (B.V.I.) Limited	英屬處女群島/香港	每股1美元之普通股18,480股	100%	–	投資控股
Varintelligent (BVI) Limited	英屬處女群島/香港	1美元之普通股1股	100%	–	持有及許用商標
Vogue Industries Limited	英屬處女群島/香港	每股1 美元之普通股100股	100%	–	投資控股
精電有限公司	香港	每股1,000港元之普通股2股 每股1,000港元之無投票權益遞延普通股1,848股	–	100%	設計、製造及銷售液晶顯示器及有關產品
Varitronix (Malaysia) Sdn. Bhd.	馬來西亞	每股1馬來西亞元之普通股38,000,000股	–	100%	設計、製造及銷售液晶顯示器及有關產品
#* 精電(河源)電子有限公司	中華人民共和國	人民幣56,096,000	–	90.1%	製造液晶顯示器及有關產品
#* 精電(河源)顯示技術有限公司	中華人民共和國	人民幣109,212,224	–	100%	製造液晶顯示器及有關產品
* Varitronix Manufacturing (BVI) Limited	英屬處女群島/中華人民共和國	每股1美元之普通股100股1	–	100%	於中華人民共和國經營及承包廠房
# 北京精電蓬遠顯示技術有限公司	中華人民共和國	人民幣8,000,000	–	51%	液晶顯示器業務

14. 附屬公司權益（續）

(a) 本公司（續）

	公司名稱	註冊／營業地點	已發行／註冊股本	持有權益股之百分比 本公司	持有權益股之百分比 附屬公司	主要業務
*	Varitronix (Singapore) Pte Ltd.	新加坡	每股1坡幣之普通股200,000股	–	100%	研究發展中心
*	Varitronix (U.K.) Limited	英國	每股10 英鎊之普通股100股	–	100%	市場推廣及銷售顧問
*	VL Electronics, Inc.	美國	每股10 美元之普通股5,000股	–	100%	市場推廣及銷售顧問
*	Varitronix (Canada) Limited	加拿大	每股1加元之普通股100 股	–	100%	市場推廣及銷售顧問
*	Varitronix Italia, s.r.l.	意大利	每股0.52歐元之普通股25,000股	–	100%	市場推廣及銷售顧問
*	Varitronix GmbH	德國	每股0.51歐元之普通股100,000股	–	60%	市場推廣及銷售顧問
	Varitronix (France) SAS	法國	每股15.25歐元之普通股2,500股	–	100%	市場推廣及銷售顧問
	年加投資有限公司	香港	每股1 元之普通股100股	–	100%	物業投資及投資控股
	多源地產有限公司	香港	每股100元之普通股2股 每股100 元之無投票權遞延普通股154股	–	100%	物業投資
*	Starel Trading Limited	塞浦路斯／英國	每股1塞浦路斯鎊之股份1,000股	–	100%	物業投資
*	Quest Industries Limited	英屬處女群島／中華人民共和國	每股1美元之普通股100 股	–	100%	物業投資

14. 附屬公司權益(續)

(a) 本公司(續)

	公司名稱	註冊／營業地點	已發行／註冊股本	持有權益股之百分比 本公司	附屬公司	主要業務
	Cadac Electronic (M) Sdn. Bhd.	馬來西亞	每股1馬來西亞元之普通股276,002股	–	100%	物業投資
	Varitronix Finance Limited	英屬處女群島／香港	每股1美元之普通股100 股	–	100%	為集團公司提供融資
	Varitronix Investment Limited	英屬處女群島／香港	每股1美元之普通股5,000 股	–	100%	投資控股
*	Varitronix Marketing Limited	英屬處女群島／英國	每股1美元之普通股1,000 股	–	100%	投資控股
*	Mcalpine Management Limited	英屬處女群島／英國	每股1 美元之普通股1,000 股	–	100%	投資控股
*	精電拓展(中國)有限公司	英屬處女群島／中華人民共和國	1美元之股份1股	–	100%	投資控股
*	精電(深圳)有限公司	英屬處女群島／中華人民共和國	1美元之股份1股	–	100%	投資控股
	Varitronix Agencies Limited	英屬處女群島／香港	每股1美元之普通股50,000 股	–	100%	現無營業
*	Varitronix Optech Limited	香港	每股1 元之普通股100,000 股	–	100%	現無營業

14. 附屬公司權益（續）

(a) 本公司（續）

* 為非畢馬威會計師事務所核數之公司。非畢馬威會計師事務所核數之附屬公司財務報表之資產總值及總營業額分別佔有關綜合賬項總值約14%（二零零三年：22%）及8%（二零零三年：32%）。

# 公司名稱	法人類別
精電（河源）電子有限公司	中外合作企業
北京精電蓬遠顯示技術有限公司	中外合資企業
精電（河源）顯示技術有限公司	外商獨資企業

15. 聯營公司權益

	本集團	
	二零零四年	二零零三年
	千元	千元
所佔之資產淨值	–	4,490
聯營公司之欠款	–	799
	–	5,289

本集團於二零零三年擁有Varitronix EC (Malaysia) Sdn. Bhd. 之有權益股份50%，年內已出售聯營公司。於二零零三年十二月三十一日聯營公司之詳情如下：

公司名稱	**註冊及營業地點**	**已發行股本**	**附屬公司持有權益股份之百分比**	**主要業務**
Varitronix EC (Malaysia) Sdn. Bhd.	馬來西亞	每股1馬來西亞元之普通股「B」股 11,324,250股	普通股「B」股 100%	設計、製造及銷售電鉻鏡片系統

16. 非交易證券

	本集團	
	二零零四年 千元	二零零三年 千元
債券		
上市－香港以外	**23,930**	138,976
非上市	**18,947**	3,306
	42,877	142,282
股本證券		
於香港上市股本證券	**5,360**	3,957
非上市股本證券	**7,751**	7,751
於香港以外地區上市之投資基金	–	4,259
非上市投資基金	**4,501**	13,361
	17,612	29,328
總額	**60,489**	171,610

17. 交易證券

	本集團	
	二零零四年 千元	二零零三年 千元
債券		
上市－香港以外	**32,752**	36,322
非上市	**5,781**	–
	38,533	36,322
股本證券		
上市		
－香港	**9,423**	3,659
－香港以外	**23,712**	33,701
	33,135	37,360
非上市投資基金	**18,918**	24,958
	52,053	62,318
總額	**90,586**	98,640

18. 存貨

	本集團	
	二零零四年	二零零三年
	千元	千元
原料	**188,703**	141,780
半製成品	**42,579**	38,177
製成品	**81,133**	57,282
	312,415	237,239

製成品中包括存貨5,594,000元（二零零三年：3,567,000元）已扣除準備，以成本及可變現淨值估計兩者中的較低者計算。

19. 客戶及其他應收款項

應收賬款，預付款項及訂金中的客戶應收款項及應收票據（已扣除壞賬之撥備）之數期分析如下：

	本集團	
	二零零四年	二零零三年
	千元	千元
發票日起計60日內	**437,715**	161,410
發票日後61至90日	**40,565**	60,927
發票日後91至120日	**5,255**	11,715
發票日後120日以上、12個月以內	**17,647**	15,311
	501,182	249,363

應收款項在發票日後90天到期。

20. 現金及現金等價物

	本集團		本公司	
	二零零四年 千元	二零零三年 千元	二零零四年 千元	二零零三年 千元
銀行及其他財務機構之定期存款	**587,871**	495,574	**–**	–
銀行存款及現金	**81,535**	53,585	**419**	704
資產負債表中現金及現金等價物	**669,406**	549,159	**419**	704
銀行透支	**(12)**	(14,275)		
現金流量表中現金及現金等價物	**669,394**	534,884		

21. 銀行貸款及透支

無抵押帶息之銀行貸款及透支之償還期如下:

	本集團	
	二零零四年 千元	二零零三年 千元
一年內或即期	**98,750**	86,298

22. 應付賬款及其他應付款項

應付賬款及其他應付及應付票據款項中的應付賬款及應付票據之數期分析如下:

	本集團	
	二零零四年 千元	二零零三年 千元
供應商之發票日起計60日內	**216,675**	121,423
供應商之發票日後61至120日內	**23,268**	15,498
供應商之發票日後120日以上、12個月以內	**13,293**	3,880
	253,236	140,801

23. 可換股票據

	本金及淨值
	千元
於二零零三年十二月三十一日及 二零零四十二月三十一日年結存	31,200

有關持有人有權選擇於二零一零年九月二十六日之前行使該等在二零零四年十二月三十一日已發行之票據，以每股13.81元（在若干情況下可予調整）轉換為本公司股本，該等票據之年利息為6厘。惟任何部份之票據倘獲轉換，則有關利率將減至2厘；超出之部份，持有人須於轉換時退還給本集團。

24. 資產負債表之所得稅

(a) **資產負債表中之本期稅項如下：**

	本集團	
	二零零四年	二零零三年
	千元	千元
年內香港所得稅撥備	**19,336**	9,239
已繳之暫繳所得稅	**(267)**	(324)
往年度所得稅撥備餘額	**(7,215)**	(13,510)
海外稅項	**587**	74
	12,441	(4,521)
可收回之稅款	**(1,667)**	(6,006)
應付稅項	**14,108**	1,485
	12,441	(4,521)

24. 資產負債表之所得稅(續)

(b) 已確認遞延稅項負債:

於資產負債表確認之遞延稅項負債及年內之有關變動如下:

	高於有關折舊之折舊免稅額 千元	高於攤銷之無形資產免稅額 千元	準備金 千元	其他 千元	總計 千元
於二零零三年一月一日	13,164	167	(3,188)	–	10,143
折自/(計入)收益表	(4,498)	4,850	4	–	356
於二零零三年十二月三十一日	8,666	5,017	(3,184)	–	10,499
於二零零四年一月一日	8,666	5,017	(3,184)	–	10,499
折自/(計入)收益表	225	(283)	(3,718)	(1,346)	(5,122)
於二零零四年十二月三十一日	**8,891**	**4,734**	**(6,902)**	**(1,346)**	**5,377**

25. 股本

	二零零四 股數 千股	二零零四 金額 千元	二零零三 股數 千股	二零零三 金額 千元
法定股本:				
每股面值0.25元之普通股	**400,000**	**100,000**	400,000	100,000

	二零零四 股數 千股	二零零四 金額 千元	二零零三 股數 千股	二零零三 金額 千元
發行及繳足股本:				
於一月一日	**310,295**	**77,574**	304,091	76,023
按購股權計劃發行股票	**159**	**40**	769	192
以股代息發行之股票	**5,781**	**1,445**	5,435	1,359
於十二月三十一日	**316,235**	**79,059**	310,295	77,574

25. 股本（續）

購股權計劃

本公司有一項於一九九一年六月六日獲採納，於一九九九年六月八日經修訂以及於二零零一年六月五日期滿之為本集團員工設立之購股權計劃。第一個購股權計劃之購股權可在授出日起十年內可行使。本公司於二零零一年六月二十二日採納第二個購股權計劃，該計劃於二零零三年五月十二日被終止。第二個購股權計劃之購股權可在授出日起十年內可行使。

於二零零三年五月十二日本公司採納為鼓勵本集團員工及業務伙伴而設之第三個購股權計劃。據此，本公司董事會獲授權可酌情邀請本集團任何公司內之任何僱員或董事（包括本集團內任何之執行及非執行董事）或業務夥伴接受購股權。認購普通股之價格由董事會釐定並經知會各承受人，惟該價格不可少於授出購股權予承受人當日在聯交所之收市價，及之前五個交易日之平均收市價及股份之面值。

根據第三個購股權計劃及其他購股權計劃最多可授予之購股權為於第三個購股權計劃獲通過日之本公司已發行股本之10%。第三個購股權計劃可在授出日起十年內可行使。

(i) **購股權的變動**

	二零零四年 數量	二零零三年 數量
於一月一日	**6,393,750**	6,657,750
發行	**11,896,000**	532,500
行使	**(159,000)**	(769,000)
取消	**(69,500)**	(27,500)
於十二月三十一日	**18,061,250**	6,393,750

25. 股本(續)

(ii) 於年結日未過期及未行使之購股權

授出日期	行使期	行使價格 元	二零零四年 數量	二零零三年 數量
一九九九年六月九日	一九九九年七月九日至二零零九年七月八日	10.90	**580,250**	592,250
二零零零年六月一日	二零零零年七月一日至二零一零年六月三十日	11.30	**688,000**	712,000
二零零一年八月三十日	二零零一年八月三十日至二零一一年八月二十九日	3.06	**265,000**	283,500
二零零二年九月十三日	二零零二年九月十三日至二零一二年九月十二日	3.905	**199,000**	280,500
二零零二年十月三十日	二零零二年十月三十一日至二零一二年十月三十日	4.605	**4,000,000**	4,000,000
二零零三年十月六日	二零零三年十月六日至二零一三年十月五日	7.35	**433,000**	525,500
二零零四年十二月二十日	二零零四年十二月二十日至二零一四年十二月十九日	7.50	**2,596,000**	–
二零零四年十二月二十一日	二零零四年十二月二十一日至二零一四年十二月二十日	7.45	**9,300,000**	–
			18,061,250	6,393,750

於二零零四年十二月三十一日,所有購股權為本集團僱員持有及完全擁有。

(iii) 授出的購股權

行使期	行使價格 元	二零零四年 數量	二零零三年 數量
二零零三年十月六日至二零一三年十月五日	7.35	–	532,500
二零零四年十二月二十日至二零一四年十二月十九日	7.50	**2,596,000**	–
二零零四年十二月二十一日至二零一四年十二月二十日	7.45	**9,300,000**	–
		11,896,000	532,500

每位僱員以代價1元取得獲贈之購股權。

25. 股本（續）

(iv) 已行使購股權

行使日	行使價格 元	購股權行使日之市場價格 元	數量	所收款項 元
二零零四年				
二月二十日至十月二十五日	3.060	7.30－8.25	18,500	56,610
二月九日至十一月二十九日	3.905	6.40－8.25	81,500	318,258
二月四日至九月二十八日	7.350	7.65－8.30	59,000	433,650
			159,000	808,518
二零零三年				
五月十九日至十二月十七日	3.060	5.20－8.80	333,000	1,018,980
四月十六日至十二月三十日	3.905	4.65－8.80	429,000	1,675,245
十一月三日至十一月十七日	7.350	8.25－8.80	7,000	51,450
			769,000	2,745,675

26. 儲備

(a) 本集團

	股份溢價 千元	外匯浮動儲備 千元	投資重估儲備 千元	其他儲備（附註） 千元	保留溢利 千元	總計 千元
二零零三年						
於二零零三年一月一日	579,172	(21,195)	6,604	1,304	747,794	1,313,679
去年獲准之特別股息及期末股息	–	–	–	–	(66,900)	(66,900)
發行股份產生之溢價	37,114	–	–	–	–	37,114
投資重估收益	–	–	772	–	–	772
經計入收益表中證券出售之重估虧損	–	–	(4,884)	–	–	(4,884)
全年溢利	–	–	–	–	151,241	151,241
年內宣佈派發之中期及特別股息	–	–	–	–	(86,100)	(86,100)
轉入其他儲備	–	–	–	629	(629)	–
匯兑差額	–	4,722	–	–	–	4,722
於二零零三年十二月三十一日	616,286	(16,473)	2,492	1,933	745,406	1,349,644

26. 儲備(續)

(a) 本集團(續)

	股份溢價	外匯浮動儲備	投資重估儲備	其他儲備(附註)	保留溢利	總計
	千元	千元	千元	千元	千元	千元
二零零四年						
於二零零四年一月一日	616,286	(16,473)	2,492	1,933	745,406	1,349,644
去年獲准之特別股息及期末股息	–	–	–	–	(86,903)	(86,903)
發行股份產生之溢價	41,103	–	–	–	–	41,103
投資重估收益	–	–	2,685	–	–	2,685
經計入收益表中證券出售之重估收益	–	–	188	–	–	188
全年溢利	–	–	–	–	192,712	192,712
年內宣佈派發之中期股息	–	–	–	–	(31,462)	(31,462)
匯兑差額	–	4,004	–	–	–	4,004
於二零零四年十二月三十一日	**657,389**	**(12,469)**	**5,365**	**1,933**	**819,753**	**1,471,971**

保留溢利如下:

	二零零四年	二零零三年
由本公司及其附屬公司保留	**819,753**	760,025
由聯營公司保留	–	(14,619)
	819,753	745,406

附註: 其他儲備包括在中華人民共和國成立之附屬公司之法定儲備。

26. 儲備(續)

(b) 本公司

	股份溢價 (附註a) 千元	繳入盈餘 (附註b) 千元	保留溢利 千元	總計 千元
於二零零三年一月一日	579,172	51,636	155,078	785,886
去年獲准之特別股息及期末股息	–	–	(66,900)	(66,900)
發行股份產生之股份溢價	37,114	–	–	37,114
全年溢利	–	–	155,292	155,292
年內宣佈派發之中期及特別股息	–	–	(86,100)	(86,100)
於二零零三年十二月三十一日	616,286	51,636	157,370	825,292
於二零零四年一月一日	616,286	51,636	157,370	825,292
去年獲准之特別股息及期末股息	–	–	(86,903)	(86,903)
發行股份產生之股份溢價	41,103	–	–	41,103
全年溢利	–	–	118,124	118,124
年內宣佈派發之中期股息	–	–	(31,462)	(31,462)
於二零零四年十二月三十一日	**657,389**	**51,636**	**157,129**	**866,154**

附註:

(a) 根據本公司細則,股票溢價不會分派。

(b) 於一九九一年依重組方案換取得附屬公司股份比對本公司所發行之新股票面值所多出之價值,入可分派盈餘賬。根據百慕達法(1981)(經修訂)及本公司細章,該等可分派盈餘可向股東作出分派。但董事局暫無意分派該等盈餘。

(c) 於二零零四年十二月三十一日,可分派儲備達208,765,000元(二零零三年:209,006,000元)。

27. 按分部分類匯報

本集團列出業務分部及地域分部之個別單位資料。因業務分部資料較近似本集團之內部財務報告方式,集團選其為主要匯報方式。

業務單位

因為本集團所有營業額及溢利均來自設計、製造及銷售液晶顯示器及有關產品,所以本集團並無列出業務分部之分類分析。

地域分部

地域分部收入乃按顧客所在區域而列出。地位單位資產及資本性支出,乃按資產所在區域而列出。

	香港及中國		亞洲其他地區		歐洲		北美洲		其他	
	二零零四年	二零零三年	二零零四年	二零零三年	二零零四年	二零零三年	二零零四年	二零零三年	二零零四年	二零零三年
	千元	千元	千元	千元	千元	千元	千元	千元	千元	千元
來自集團外之顧客收入	**941,308**	421,431	**298,571**	163,154	**632,932**	583,784	**89,103**	94,072	**44,417**	12,347
分部資產	**1,869,751**	1,549,279	**119,683**	136,194	**95,300**	75,150	**26,893**	29,633		
年內發生之資本性支出	**80,432**	113,352	**2,571**	14,978	**793**	1,316	**47**	46		

來自集團外位於歐洲之顧客收入分析如下:

	二零零四年	二零零三年
	千元	千元
法國	**127,224**	120,521
英國	**100,358**	95,934
德國	**146,087**	126,545
其他歐洲國家	**259,263**	240,784
	632,932	583,784

營業額及溢利之地域分類比例並無重大分歧,故並無列出來自上述地區溢利貢獻之分析。

28. 資本及其他承擔

(a) 資本承擔包括購入物業，廠房及機器，並未包括在財務報表內如下：

	本集團	
	二零零四年 千元	二零零三年 千元
已訂約	**7,184**	15,117

(b) 其他承擔

除上述之外，於二零零四年十二月三十一日，本集團有承擔出資11,320,000元於中國成立一家合資公司。

(c) 於二零零四年十二月三十一日，在不可撤銷的經營租約內，未來最低應付租賃款項總額如下：

經營租賃屆滿期：	二零零四年 物業 千元	二零零三年 物業 千元
一年內	**3,657**	1,470
一至五年內	**5,429**	1,167
	9,086	2,637

29. 或然負債

於二零零四年十二月三十一日，或然負債乃本公司給予部份附屬公司的銀行備用信貸而向銀行作出擔保，其中已動用信貸額達76,674,000元（二零零三年：72,023,000元）。

30. 有關連人士的重大交易

年內並沒有有關連人士的重大交易事項。（二零零三年：無）。

（以港元計）

	截至十二月三十一日止年度				
	二零零零年	二零零一年	二零零二年	二零零三年	**二零零四年**
	千元	千元	千元	千元	**千元**
業績：					
營業額	1,254,629	1,042,004	1,085,558	1,274,788	**2,006,331**
經營溢利（附註）	215,886	43,393	140,838	197,295	**249,169**
融資成本	(1,382)	(2,901)	(3,134)	(2,913)	**(5,245)**
應佔聯營公司之溢利／（虧損）	1,871	5,735	(1,654)	(11,706)	**–**
除税前正常業務溢利	216,375	46,227	136,050	182,676	**243,924**
税項	(9,887)	(13,749)	(10,863)	(14,440)	**(28,102)**
少數股東權益	(6,145)	10,803	(6,968)	(16,995)	**(23,110)**
股東應佔溢利	200,343	43,281	118,219	151,241	**192,712**
資產及負債：					
固定資產	385,288	393,658	398,080	414,662	**412,077**
無形資產	–	–	–	28,672	**27,050**
商譽	–	33,386	31,704	30,022	**28,340**
聯營公司權益	21,241	19,276	16,254	5,289	**–**
非交易證券	250,486	227,861	226,765	171,610	**60,489**
流動資產淨額	696,350	689,394	786,624	858,043	**1,115,559**
總資產減流動負債	1,353,365	1,363,575	1,459,427	1,508,298	**1,643,515**
可換股票據	(31,200)	(31,200)	(31,200)	(31,200)	**(31,200)**
遞延税項	–	–	(10,143)	(10,499)	**(5,377)**
其他非流動負債	–	(21,324)	–	–	**–**
少數股東權益	(27,349)	(22,265)	(28,382)	(39,381)	**(55,908)**
資產淨值	1,294,816	1,288,786	1,389,702	1,427,218	**1,551,030**

附註：

(1) 為符合香港《會計實務準則》第十二號「所得税」，集團在二零零三年為所得税金引用新的會計政策。二零零二年的數字已作調整，而再前的年份因比較用途，重報並不適合。

(2) 為符合香港《會計實務準則》第三十四號「僱員福利」，集團在二零零二年為長期服務金引用新的會計政策。二零零一年的數字已作調整，而再前的年份因比較用途，重報並不適合。

	地點	現時用途	持有權益百分比
1.	九龍將軍澳39 地段	工業用途	100%
2.	九龍 觀塘 敬業街61-63號 利維大廈 四樓及附屬平台	貨倉	100%
3.	九龍 觀塘 敬業街61-63號 利維大廈 六樓及九樓	貨倉	100%
4.	九龍 觀塘 敬業街61-63號 利維大廈 十樓及十一樓	貨倉	100%
5.	九龍 觀塘 牛頭角道300-302號 裕民中心 一座二十二樓G座	職工宿舍	100%
6.	九龍 觀塘 牛頭角道300-302號 裕民中心 一座十三樓B座	職工宿舍	100%
7.	九龍紅磡 馬頭圍道37號 紅磡商業中心 B 座十樓1003室及1004室	租賃	100%
8.	Plot 40, Phase 4, Bayan Lepas Free Trade Zone, 11900 Bayan Lepas, Penang, Malaysia.	工業用途	100%

	地點	現時用途	持有權益百分比
9.	Plot 3, Phase 4, Bayan Lepas Free Trade Zone, 11900 Bayan Lepas, Penang, Malaysia.	工業用途	100%
10.	Sri Penang 6-2, Lega Road, Penang, Malaysia.	職工宿舍	100%
11.	中國 廣東省河源市 源城區東埔鎮	工業用途	90.1%
12.	中國 廣東省河源市 源城區東埔鎮 新塘管理區 塘寮下村	工業用途	100%
13.	中國 廣東省河源市 源城區河源道128號	工業用途	100%
14.	中國 廣東省 寶安縣布吉 南威中心 十座六樓 C601-604 室	職工宿舍	100%
15.	Unit 3 Milbanke Court, Milbanke Way, Bracknell, Berkshire, United Kingdom.	寫字樓用途	100%

附註： 上述物業屬永久業權、中、長期租約或並無按任何特定租約年期。